As submitted for confidential review with the Securities and Exchange Commission on February   , 2014

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CONFIDENTIAL SUBMISSION
FORM S-1
REGISTRATION STATEMENT
under
The Securities Act of 1933

TAGGARES AGRICULTURE CORP.

(Exact name of registrant as specified in its charter)

Delaware	0139	46-4708132
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

17855 Washington 124
Burbank, WA 99323
(509) 590-2443
Fax: (509) 590-2241

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Solutions, Inc.
1679 South Dupont Hwy, Suite 100
Dover, DE 19901

(Name, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Michael J. Erickson Andrew W. Shawber	Michael T. Raymond Bradley J. Wyatt
Summit Law Group, PLLC 315 Fifth Avenue South, Suite 1000 Seattle, WA 98104-2682 (206) 676-7000 Fax: (206) 676-7118	Dickinson Wright PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, MI 48084 (248) 433-7200 Fax: (248) 433-7274

Approximate Date of Commencement of the Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2014

PROSPECTUS

7,000,000 Shares

This is an initial public offering of common stock of Taggares Agriculture Corp. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $    . We have applied for the common stock to be listed on the NASDAQ Capital Market under the symbol “TAG”.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, accordingly, will be subject to reduced public company reporting requirements. In addition, investing in shares of our common stock involves significant risks. See “Risk Factors” beginning on page 11 for factors you should consider before buying our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)	For a description of the compensation to be received by the underwriters, see “Underwriting,” beginning on page 61.

The underwriters have the option to purchase up to an additional 1,050,000 shares of common stock at the initial public offering price, less the underwriting discount, for up to 45 days from the date of this prospectus.

ROTH Capital Partners

The date of this Prospectus is         , 2014.

Until            , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our shares of common stock are sold.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before purchasing our shares of common stock. Therefore, you should read the prospectus in its entirety, including the risk factors and the financial statements and related footnotes appearing elsewhere in this prospectus. References to “we,” “us,” “our,” “Taggares Agriculture Corp.,” “TAG” or “the company” generally refer to Taggares Agriculture Corp., a Delaware corporation, and sometimes our predecessor entity, Snake River Vineyards, a Washington joint venture, as applicable, to the extent we are referring to the business, assets or financial condition of Snake River Vineyards prior to the completion of this offering.

Our Company

We are an agribusiness founded and based in Burbank, Washington committed to responsibly managing our farm lands and growing high-quality agricultural products, using our valuable water resources and other assets, to maximize long-term stockholder value. We intend to enhance our growth potential and gross margins by making strategic acquisitions of additional farm properties in the Pacific Northwest. We plan to re-develop our existing and newly-acquired farm lands to grow higher profit crops. For example, we intend to leverage our broad network of grower relationships to create strategic partnerships that will enable us to introduce new apple and fruit varieties that generate greater profit margins. Our acquisition strategy is to capitalize on our family reputation and long-standing relationships in the farming community to gain unique access to undervalued and off-market properties in the Pacific Northwest. Our re-development strategy is to deploy enhanced farming techniques to promote yield optimization, make infrastructure improvements and forge buyer and grower alliances to maximize profits per acre. Our current farm operations consist of the production and sale of concord grapes and several varieties of apples on our approximate 3,200 acre farm in Washington State. Our water resources include highly-desirable usage and pumping rights to the waters of the Snake River.

Acquisition Opportunity and Strategy

In 2007, in Washington, Idaho and Oregon (the “Pacific Northwest”), collectively, there were 47,425 farms in operation, of which at least approximately 88.2%, or 41,844 farms, were family-owned and approximately 57.0%, or 27,052 farms, were primarily operated by individuals over 55 years of age.
We believe these data strongly indicate the fragmented nature of the agriculture industry and the aging demographics of farm owners in the Pacific Northwest. Based on this data and our experience, we believe that a large number of farms are currently available to be acquired or leased, and farms will increasingly become available to be acquired or leased in the next five to ten years.

The Taggares family has a well-established name with a deep history among farmers and members of the agriculture industry in the Pacific Northwest. Our strategy is to leverage the Taggares name and brand to build relationships with farmers who want to sell their properties with the goal of identifying and acquiring undervalued and off-market properties that we can effectively integrate into our organization to grow profitable crop varieties. In addition, we intend to use our relationships to form long-term strategic partnerships, for example, contract farming arrangements to diversify and scale rapidly into row crops and sales and marketing arrangements. We believe that these relationships are a key aspect of our competitive advantage in the Pacific Northwest agriculture industry.

We believe that competition for acquisitions will come from companies and investment funds who are seeking to acquire properties in the Pacific Northwest. These include institutional investors like Hancock Agricultural Investment Group that manage investments in row and permanent cropland throughout the United States and the world. However, we believe that these competitors do not have our established family relationships and reputation and many have different acquisition strategies. We have observed that these competitors tend to avoid farms that have old infrastructure or any other land that requires more time and farm expertise to operate. In addition, many of these competitors tend to buy properties and lease them back to the sellers or other operators who actually run the farming operations. Since we have the expertise and experience to operate under many challenging farming conditions, we believe we will be able to capitalize on more acquisition opportunities as compared to these competitors. In addition, we intend to acquire these properties and operate them ourselves, or enter into strategic partnerships with sellers or other parties to operate our farms. We believe all of these factors will afford us a larger number of acquisition opportunities as compared to our competitors.

Snake River Vineyards

With a substantial portion of the proceeds of this offering, we will acquire Snake River Vineyards (“SRV”), a property located on the Snake River in Burbank, Washington that encompasses a total of approximately 3,200 acres, of which approximately 2,400 acres are used for concord grape production, approximately 440 acres are used for apple production, approximately 200 acres contain infrastructure, roads and facilities, and 75 acres with water rights are reserved for future development. The purchase price for SRV is $30.0 million.

The SRV “flagship” product is concord grapes. Under a long-term contract, SRV sells all of its concord grapes to Tree Top, Inc. (“Tree Top”), which processes and uses the grapes as concentrate in various consumer beverages and food products. SRV does not sell its grapes directly to consumers. SRV recently renegotiated its contract with Tree Top, which now extends until December 2018, and provides for certain pricing, payment and delivery terms as described in the “Business” section of this prospectus. In fiscal 2013 and 2012, SRV earned net sales of $2.6 million and $6.5 million, respectively, and gross margin of $(373,421) and $3.7 million, respectively, from its sales of concord grapes. Because of the highly seasonal nature of SRV’s grape business, virtually all of its sales take place in the fourth fiscal quarter.

SRV’s other product is apples, all of which it sells to one or more apple “packing sheds,” which pack the apples for distribution and resale to retailers, distributors or export companies. In fiscal 2012, SRV delivered all of its apples to three packing sheds in Washington: Monson Fruit Company, Roche Fruit, Ltd. and Douglas Fruit Company. In fiscal 2013, SRV delivered all of its apples to Monson Fruit Company. Following the completion of this offering, we intend to enter into a long-term contract with Valicoff Fruit Company, Inc., based on the non-binding letter of intent with Valicoff included as an exhibit to the registration statement of which this prospectus is part, under which we will receive a rebate per apple bin packed, and the flexibility to “run,” or release for sale, our apples when we believe market conditions are preferable. In the past, we contracted with our packing sheds on an annual basis, and the general contract terms we have had in the past with our packing sheds, and the general contract terms we will have with Valicoff following our acquisition of SRV are described in the “Business” section of this prospectus. SRV does not sell its apples directly to consumers. Its apples are delivered to the apple packing shed where they are cleaned, sorted and packed for distribution, and then they are run along with other apples held by the packing shed. SRV currently grows the following apple varieties: Fuji, Golden Delicious, Gala, Braeburn, Pink Lady, Red Chief, Cameo and Scarlet. In fiscal 2013 and 2012, SRV earned revenue of $5.0 million and $3.4 million, respectively, and gross margin of $2.2 million and $1.5 million, respectively, from its sales of apples. Because of the highly seasonal nature of SRV’s apple business, virtually all of its apple deliveries took place in the second half of its fiscal year and revenues for such deliveries were recognized in the following year. We expect this trend to continue following our acquisition of SRV.

SRV’s water resources include water rights, including usage rights and pumping rights, to the waters of the Snake River. SRV’s water rights permit SRV to pump water directly from the Snake River through a pumping station located in the main flow of the Snake River. SRV’s water rights, to which we will succeed in connection with our acquisition of SRV, are certificated by the State of Washington Department of Ecology under Certificate of Surface Water Rights No. 11864 issued on April 25, 1972 and modified November 23, 2004, and Certificate of Surface Water Rights No. 9729 issued August 30, 1966 and modified November 23, 2004.

OKANOGAN RIVER
COLUMBIA RIVER
SEATTLE
SPOKANE
YAKIMA RIVER
YAKIMA
SNAKE RIVER
SNAKE RIVER VINEYARDS
TRI-CITIES
WALLA WALLA

SNAKE RIVER
PUMP STATION
ICE HARBOR DR
124
SNAKE RIVER VINEYARDS
APPLES
GRAPES
N

Re-development Strategy

We plan to use some of the proceeds from this offering to re-develop portions of the SRV property to diversify into multiple crop varieties, such as new high-density apple varieties, wine grapes, row crops and cherries. We believe this strategy will enable us to maximize our profits. For example, our forecasts show that our apple profits could be greatly increased by replacing some of our lower-profit concord grape vines and apple trees with high-density apple trees that grow high-profit apple varieties, or re-grafting some of our older apple trees with new, higher-profit apple varieties. This re-development strategy centers on yield optimization, infrastructure improvements and strategic partnerships such as buyer and grower alliances. With the proceeds of this offering, we also intend to enhance the SRV property through the use of pruning and thinning techniques, frost prevention such as ponds and wind machines, and other infrastructure improvements to enhance the yield of fruit we are able to produce. We believe our farm management techniques will also give our farm manager the flexibility to take steps to increase yield in response to changing conditions. We further intend to enter into strategic partnerships, like buyer alliances that enhance the profitability of the farm and afford us greater control and negotiating leverage. For example, our relationship with our packing shed will give us a rebate per apple bin packed, and the flexibility to run our apples when we believe market conditions are preferable.

Company History and Corporate Information

In the late 1960s, Snake River Vineyards was formed as a partnership among three entrepreneurs, including Pete Taggares II as the managing partner. The partnership purchased approximately 3,000 acres and water rights on the Snake River in the southeastern part of Washington State near the Tri-Cities (Pasco, Kennewick and Richland). By the 1970s, the vineyard became known as the largest continuous area of concord grapes planted in the world at approximately 2,400 acres of concord grapes. The farm at that time was producing almost half of the total tonnage of concord grapes grown in Washington State. In 1979, Snake River Vineyards, a Washington joint venture was formed to own and operate all of the land, water rights, equipment and business operations of SRV. Since then, ownership of Snake River Vineyards, J.V. has changed, and Snake River Vineyards, J.V. has been 100% owned by members of the Taggares family and related entities for over 20 years.

We incorporated in Delaware in January 2014 as Taggares Agriculture Corp. for the purpose of assuming the business operations and assets of SRV. Upon completion of this offering, we will use a portion of the proceeds of this offering to acquire substantially all of the Snake River Vineyards business operations and assets, and we will operate its business under the name Taggares Agriculture Corp. The plan for our acquisition of SRV upon completion of this offering is as follows:

•	On November 25, 2013, our affiliate T3 Ag Investments, LLC, a Washington limited liability company (“T3 Ag”), entered into agreements (the “Purchase and Sale Agreements”) to purchase the real property, certain personal property, business operations, water and other rights related to the real property, (the “Business and Assets”) of Snake River Vineyards, J.V. and Bubby T, LLC (“Bubby T”) for an aggregate of $30.0 million. Bubby T, an affiliate of Snake River Vineyards, J.V. owns approximately 141 acres of the land on which SRV operates; Snake River Vineyards, J.V. owns the remainder.
•	Prior to the completion of this offering, T3 Ag has assigned to us all of its rights under the Purchase and Sale Agreements.
•	The Purchase and Sale Agreements provide that the purchase and sale of the Business and Assets is contingent upon and will occur immediately following the completion of this offering.

As a result of the final closing of the transactions contemplated by the Purchase and Sale Agreements, the Business and Assets will be owned and operated by us.

Our principal place of business is 17855 Washington 124, Burbank, WA 99323. Our telephone number is (509) 590-2443 and our fax number is (509) 590-2241. Our web address is http://www.taggaresag.com. Information contained in or accessible through our website is not part of or otherwise incorporated into this prospectus. The TAG logo and other trademarks or service marks of Taggares Agriculture Corp. appearing in this prospectus are the property of Taggares Agriculture Corp. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

Industry and Market Data

We have obtained the industry, market and competitive position data used throughout this prospectus from industry journals and publications, data on websites maintained by private and public entities, including independent industry associations, general publications and other publicly available information. We believe that all of these sources are reliable, but we have not independently verified any of this information and cannot guarantee its accuracy or completeness. In particular, we have based much of our discussion of the apple and grape industry, the market for alternative sources of apples and grapes, the market for alternative fruits and forecasted growth and demand on information published by industry sources.

Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, because certain of these organizations are trade organizations, they may present information in a manner that is more favorable to the industry than would be reported by an independent source. In addition, forecasts are particularly likely to be inaccurate, especially over long periods of time.

References in this prospectus to research reports or articles should not be construed as depicting the complete findings of the entire referenced report or article. The information in each report or article is not incorporated by reference into this prospectus.

The Offering

Securities offered
7,000,000 shares of common stock excluding the 1,050,000 shares issuable upon full exercise of the underwriters’ over-allotment option
Common stock outstanding after this offering
9,904,425 shares, 10,954,425 shares if the underwriters’ over-allotment option is exercised in full
Use of proceeds
We intend to use the net proceeds from this offering to finance the acquisition of the Business and Assets, re-develop the property, help finance the acquisition of additional properties, upgrade our equipment, facilities and infrastructure, and for general corporate and working capital purposes.
NASDAQ Capital Market Symbol for the common stock issued in this offering
TAG

The number of shares of common stock outstanding after this offering is based on 2,904,425 shares outstanding as of the date of this prospectus. The number of shares of common stock outstanding after this offering assumes no exercise of the underwriters’ over-allotment option to purchase up to 1,050,000 shares and does not include an aggregate of 310,065 shares of common stock that may become outstanding upon exercise of stock options to purchase common stock that may be granted after the date of this prospectus pursuant to our 2014 Equity Incentive Plan.

Summary Financial Information

In the tables below, we provide you with the following summary financial information, derived from our audited, unaudited and pro forma financial statements, included elsewhere in this prospectus:

•	Summary Statements of Income Data and Balance Sheet Data of Snake River Vineyards, a Washington joint venture, for the fiscal years ended on and as of November 30, 2012 and November 30, 2013, derived from its audited financial statements.
•	Summary Unaudited Results of Operations Data of Snake River Vineyards, J.V., for each of the twelve fiscal years ended on November 30, 2013.
•	Summary Pro Forma Balance Sheet Data for Taggares Agriculture Corp., reflecting (a) the historical balance sheet for Taggares Agriculture Corp. at November 30, 2013, (b) the sale of 7,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds therefrom, (c) the acquisition of the Business and Assets as though it had occurred on November 30, 2013, and (d) “as adjusted” to reflect the business combination at the fair values of the tangible and intangible assets acquired, consistent with acquisition accounting.
•	Summary Pro Forma Statement of Income for Taggares Agriculture Corp., reflecting (a) the historical statement of income for Taggares Agriculture Corp for the year ended November 30, 2013, (b) the acquisition of Snake River Vineyards, J.V. as though it had occurred as of December 1, 2012, (c) a provision for federal income tax attributable to the status of Snake River Vineyards, J.V. as a partnership for tax purposes, and (d) “as adjusted” to reflect depreciation and amortization of the assets acquired, income tax expense, calculated at an assumed statutory tax rate of 34%, which consists only of 34% federal income taxes, and elimination of interest expense for debt of SRV that we are not assuming in the acquisition.

We are presenting the financial information of SRV for informational purposes only because it was the operating entity prior to the completion of this offering. Following the acquisition of SRV in connection with the completion of this offering, Taggares Agriculture Corp. will become the operating entity of all of the Business and Assets of SRV, and is the registrant that filed the registration statement of which this prospectus is a part.

Historical results are not necessarily indicative of the results that may be expected for any future period. Note in particular that limited liability company and partnership accounting vary in certain material respects from corporation accounting under U.S. GAAP, including, in particular, accounting for the treatment of owners’ equity compared to stockholders’ equity, accounting for income taxes and the accounting and reporting of earnings per share. When you read this historical summary financial information, you should also consider the historical financial statements and related notes and the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Snake River Vineyards, a Washington joint venture
Summary Statements of Income Data:

	Fiscal Year Ended November 30, 2013	Fiscal Year Ended November 30, 2012
Net sales	$7,678,382	$9,918,659
Cost of sales	5,875,819	4,777,330
Gross profit	1,802,563	5,141,329
Selling, general and administrative expenses	153,589	165,853
Income from operations	1,648,974	4,975,476
Other income (expense)
Interest expense	(108,017)	(184,867)
Other	(1,008)	(1,355)
Total Other Expense	(109,025)	(186,222)
Net income	$1,539,949	$4,789,254

Snake River Vineyards, a Washington joint venture
Summary Balance Sheet Data:

	Fiscal Year Ended November 30, 2013	Fiscal Year Ended November 30, 2012
Current assets	$3,500,529	$5,168,799
Land and water rights	4,505,000	4,505,000
Property and equipment, net	1,410,227	1,648,980
Other assets	53,473	34,533
Total assets	$9,469,229	$11,357,312
Total liabilities	$2,341,437	$4,531,802
Members’ equity	7,127,792	6,825,510
Total liabilities and members’ equity	$9,469,229	$11,357,312

Snake River Vineyards, a Washington joint venture
Summary Unaudited Results of Operations Data

	Fiscal Year Ended November 30,
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	(In Thousands)
Net income (loss)	$2,062	$2,624	$(244)	$(1,389)	$(565)	$3,763	$1,856	$2,643	$2,686	$(1,270)	$4,789	$1,540
Interest expense	1,246	1,150	1,054	597	514	463	409	352	328	256	185	108
Depreciation expense	941	929	454	298	286	281	281	288	284	295	292	305
EBITDA(1)	$4,249	$4,703	$1,264	$(494)	$235	$4,507	$2,546	$3,283	$3,298	$(719)	$5,266	$1,953

(1)	To supplement the summary financial statements presented in accordance with generally accepted accounting principles in the United States, or GAAP, we consider certain financial measures that are not prepared in accordance with GAAP, including EBITDA. We define EBITDA as net income (loss) adjusted to exclude interest expense and depreciation of property and equipment. The preceding table presents a reconciliation of net income (loss) to EBITDA for each of the periods indicated.

We use the non-GAAP financial measure of EBITDA in evaluating our operating results and for financial and operational decision-making purposes. We believe that EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in EBITDA. We believe that EBITDA provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater transparency with respect to key metrics used by our management in its financial and operational decision-making. We use these measures to establish budgets and operational goals for managing our business and evaluating our performance. We are presenting the non-GAAP measure of EBITDA to assist investors in seeing our operating results through the eyes of management, and because we believe that these measures provide an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measure rather than net income (loss), which is the nearest GAAP equivalent of this financial measure. Some of these limitations are:

•	These non-GAAP financial measures exclude certain recurring charges such as interest expense and depreciation of property and equipment;
•	EBITDA excludes depreciation expense and, although this is a non-cash charge, the property and equipment being depreciated may have to be replaced in the future; and
•	The expenses that we exclude in our calculation of this non-GAAP financial measure may differ from the expenses, if any, that our peer companies may exclude from similarly-titled non-GAAP measures when they report their results of operations.

We have attempted to compensate for these limitations by providing the nearest GAAP equivalent of this non-GAAP financial measure and describing this GAAP equivalent under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

Taggares Agriculture Corp., a Delaware corporation
Summary Unaudited Pro Forma Balance Sheet Data
(in $ thousands, except data in footnotes):

	November 30, 2013
	Historical	Pro Forma Offering(1)	Pro Forma Acquisition(2)		Pro Forma Adjusted(3)
Cash and Cash Equivalents	$—	$38,575	$(30,000	)(4)	8,575
Long-Term Assets			35,000	(5)	35,000
Total Assets	$—	$38,575	$5,000		$43,575
Total Liabilities			1,700	(6)	1,700
Equity	—	$38,575	3,300	(7)	41,875
Total Liabilities and Equity	$—	$38,575	$5,000		$43,575

(1)	Assumes the sale of 7,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and the receipt of the net proceeds therefrom.
(2)	Reflects the acquisition of the Business and Assets at fair value as though it had occurred on November 30, 2013.
(3)	Reflects adjustments resulting from the business combination at the fair values of the tangible and intangible assets acquired, assumed to be $35 million, consistent with acquisition accounting.
(4)	Reflects $30 million cash paid to acquire the Business and Assets from Bubby T, LLC and Snake River Vineyards.
(5)	Reflects the utilization of acquisition accounting for the Business and Assets and recording of assets at fair market value.
(6)	Adjustment represents a deferred tax liability on the temporary difference between the capitalized book value of the Business and Assets acquired in excess of the basis of the assets for Federal income tax purposes.
(7)	Adjustment represents gain on bargain purchase to acquire the Business and Assets, net of deferred tax liability described in (6) above.

The following table sets forth, for the fiscal year ended November 30, 2013 (i) the actual historical statements of income for Taggares Agriculture Corp. for the year ended November 30, 2013, (ii) pro forma statements of income for Taggares Agriculture Corp. reflecting the acquisition of the Business and Assets as though it had occurred as of December 1, 2012, (iii) a provision for federal income tax attributable to the status of Taggares Agriculture Corp. as a taxable corporation as opposed to Snake River Vineyards, J.V. as a partnership for tax purposes, and (iv) “as adjusted” to reflect depreciation and amortization of the assets acquired, elimination of the depreciation and amortization of the existing asset basis, income tax expense, calculated at an assumed statutory tax rate of 34%, which consists of only 34% federal income taxes, and elimination of interest expense for debt of SRV that we are not assuming in the acquisition.

Summary Unaudited Pro Forma Statements of Income Data

	November 30, 2013
	Historical	Pro Forma Acquisition(1)	Pro Forma Adjustments(2)		Pro Forma Adjusted(3)
	(in thousands, except share and per share data)
Net sales	$—	$7,678	$—		$7,678
Cost of sales	—	5,875	262	(5)	6,137
Gross profit	—	1,803	(262)		1,541
Gain on bargain purchase			5,000	(4)	5,000
Selling, general and administrative expenses	—	(154)	—		(154)
Income from operations	—	1,649	4,738		6,387
Other Income (Expense)	—	(109)	108	(6)	(1)
Net Income before income taxes	—	1,540	4,846		6,386
Income tax (provision) benefit			(2,171	)(7)	(2,171)
Net income	$—	$1,540	$2,675		$4,215
Basic and diluted earnings per share					$0.43
Weighted average number of common shares outstanding					9,904,425 (8)

(1)	Reflects the acquisition of the Business and Assets as though it had occurred as of December 1, 2012.
(2)	Reflects a provision for federal income tax attributable to the status of Taggares Agriculture Corp. as a taxable corporation as opposed to Snake River Vineyards, J.V. as a partnership for tax purposes.
(3)	Reflects adjustments resulting from the increase depreciation and amortization of the assets acquired, and income tax expense, calculated at an assumed statutory tax rate of 34%, which consists of only 34% federal income taxes.
(4)	Adjustment represents gain on bargain purchase on the acquisition of the Business and Assets.
(5)	Adjustment represents additional depreciation and amortization as a result of an increase in fair value basis of the assets acquired.
(6)	The outstanding debt and related interest expense of Snake River Vineyards, J.V. will not be assumed by us in connection with our acquisition of the Business and Assets.
(7)	Represents income tax expense, calculated at an assumed statutory tax rate of 34%, which consists of only 34% federal income taxes.
(8)	Assumes the sale of 7,000,000 shares of common stock in this offering plus 2,904,425 shares issued by us prior to the date hereof.

We based the pro forma information on available information and assumptions that management believes are reasonable and that reflect the effects of these transactions. We provide the pro forma information for informational purposes only, and this information should not be construed to be indicative of our financial position or results of operations had these transactions been completed on the dates assumed. This information does not represent a projection or forecast of our financial position or results of operations for future dates or periods.

Jumpstart Our Business Startups Act of 2012

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. These provisions include:

•	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;
•	reduced disclosure about our executive compensation arrangements; and
•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years following the completion of this offering or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of these reduced reporting burdens in this prospectus and, accordingly, the information that we provide stockholders may be different than you may receive from other public companies in which you hold equity interests. Under Section 107(b) of the JOBS Act, “emerging growth companies” may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are required to be adopted by an issuer. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. In addition, as a smaller reporting company, we have taken advantage of certain reduced reporting obligations available to smaller reporting companies.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before purchasing our shares of common stock in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer, and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering.

Risks Relating to Our Business and Industry

We may not be able to successfully execute our acquisition plans effectively.

We expect to grow our historical business by acquiring new properties and increasing our production. These efforts will require the addition of employees, expansion of existing facilities and greater management oversight. If we are unable to manage our growth, we may not be able to effectively execute our acquisitions strategy and take advantage of market opportunities, or respond to competitive pressures, and we may have difficulties maintaining and updating the internal procedures and the controls necessary to meet the planned expansion of our overall business.

As we acquire new properties, our management team will also be required to maintain and expand our relationships with our strategic partners, customers, suppliers and third parties as well as attract new strategic partners, customers and suppliers. We expect that our general and administrative costs will increase as we acquire new properties and diversify our crops.

We plan to incur debt to finance some or all of our acquisition plans. If we obtain debt financing to finance our acquisition plans, our total costs of borrowing will increase. In addition, there can be no assurances that our incurrence of debt in the future will not impair our liquidity.

There is no assurance that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth. We expect that our general and administrative costs will increase as our operations expand to include new properties and new products.

If we fail to re-develop our Snake River Vineyards property to grow new varieties of apples or other higher margin crops and/or to introduce and commercialize such varieties, our business will suffer.

We cannot guarantee that we will be able to successfully re-develop our Snake River Vineyards (“SRV”) property to introduce and commercialize new crop varieties. The success of redevelopment and crop variety purchasing decisions are uncertain due to several factors, many of which are beyond our control. These include changing consumer preferences, competitive price pressures, our ability to find a large enough supply of new-variety trees in the market to plant, our failure to develop new varieties to meet the evolving demands of consumers, the development of higher-demand products by our competitors and general economic conditions. The process for new products to gain market recognition and acceptance is long and has uncertainties. If we fail to re-develop our property to grow new crop varieties, and/or to introduce and commercialize new crop varieties that meet the demands of consumers or if our competitors develop products that are favored by consumers, our growth prospects may be materially and adversely affected and our revenue may decline. In addition, sales of our new products could replace sales of some of our current similar products, partially offsetting the benefit of even a successful product introduction.

We may not be able to optimize the yield of our crops and/or to engage in strategic partnerships.

We cannot guarantee that our yield optimization efforts, including the farming and management techniques and infrastructure improvements we plan to implement, will result in an increased yield from our crops. A variety of factors, including the effect of weather, labor availability, and cost of equipment, all of which we do not control, may cause us to be unable to achieve enhanced yield optimization. Further, we may not be able to enter into strategic relationships with buyers and growers under terms favorable to us. The opportunity and possibility of entering into these relationships are due in part to the extent and nature of our strategic relationships and our negotiating power, only some of which we can control. If we are unable to optimize our yield and/or engage in strategic partnerships, our business prospects and financial condition may be adversely affected.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may be negatively affected if our key customers reduce the amount of products they purchase from us.

Tree Top is the exclusive buyer of our concord grapes, which it processes for use in consumer beverages and food products. Tree Top accounted for approximately 38% of our gross sales in fiscal 2013. SRV recently renegotiated and renewed its contract with Tree Top, which now extends until December 31, 2018, and which we will assume in connection with our acquisition of SRV. Our results of operations are significantly impacted not only by the quantity of grapes purchased by Tree Top, but also by the timing of its purchases, a factor over which we do not have any control. Timing of purchases has in the past impacted our financial results. We expect that a small number of customers will continue to account for a substantial portion of our sales for the foreseeable future. Because our largest customer accounts for such a material portion of our sales, the loss of, or a significant adverse change in, our relationship with Tree Top, or any other major customer, could have a material adverse effect on our business, financial position, results of operations and operating cash flows. The loss of, or a reduction in orders from any significant customers, losses arising from customers’ disputes regarding shipments, product quality or related matters, or our inability to collect accounts receivable from any major customer, could have a material adverse effect on us.

We are particularly dependent upon the exclusive packer and distributor of our apples.

Beginning with the 2014 growing season, we expect that we will be relying exclusively upon Valicoff Fruit Company, Inc. to pack, store and distribute our apples. We also expect we will be relying exclusively on Sage Marketing, a subcontractor of Valicoff, to sell and market our apples on our behalf. We intend to enter into a long-term contract with Valicoff in part to manage this relationship, but we cannot guarantee that we may be able to exercise the same level of control over the sales and marketing efforts of Sage as if such activities were performed by our own employees. If our relationship with Valicoff is adversely affected in any way, we would have substantial difficulty in getting our apples to market, which could adversely impact our plans and our results of operations. Factors that impact the ultimate prices of our products include consumer preferences and consumer demand at the time they become available and other conditions described in this prospectus.

The prices we are able to charge customers for our products are inherently uncertain and cannot be determined in advance.

The prices for our products, particularly for our apples, cannot be estimated at the time we harvest and deliver our products to our customers. We recognize apple revenue in the third and fourth quarter of the year following the year in which we harvested and delivered our apples to our customers. As such, we cannot guarantee that we will be able to charge any particular price for our products.

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Grapes and apples, our primary products, are vulnerable to adverse weather conditions, including frost, hail, windstorms, floods, drought and temperature extremes, which are somewhat common but difficult to predict. In addition, grapes and apples are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Other unfavorable growing conditions can reduce both crop size and quality. These factors can directly impact us by decreasing the quality and yields of our products, reducing our inventory and supply of the products we sell to our customers, increasing our costs and decreasing revenue and gross margins, which may have a material adverse effect on our business, results of operations and financial condition. We have obtained crop insurance to reduce the risk of the adverse effects of such conditions on our business, results of operations and financial condition, but the amount and number of claims covered by such insurance is limited and may not be sufficient to compensate for all adverse conditions.

Our earnings will be sensitive to fluctuations in market prices and demand for our products.

Growing conditions, particularly weather conditions such as frost, hail, windstorms, floods, droughts and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of product. In addition, demand for our products could decline, whether because of supply and quality issues or for any other reason, including products of competitors that might be considered superior by consumers. An increase in the supply of similar products in the marketplace driven from new domestic and foreign growers will lead to lower market prices, something over which we have no control. A decrease in the selling price received for our products, a decline in demand for our products, and an increase in market supply of similar products could have a material adverse effect on our business, results of operations and financial condition.

Because our business is highly seasonal, our revenue, cash flows from operations and operating results will fluctuate on a seasonal and quarterly basis.

Our business is highly seasonal. The seasonal nature of our operations results in significant fluctuations in our working capital during the growing and selling cycles. Our grape sales occur toward the end of the fiscal year of harvest, but the majority of cash is not collected until the first quarter of the following fiscal year. We deliver our apples to the packing sheds toward the end of the harvest year but the majority of the cash is collected toward the end of the following fiscal year. As a result of the seasonal nature of our business, our working capital requirements are typically greatest in our third and fourth fiscal quarters since labor costs are highest during this time. We have experienced, and expect to continue to experience, significant variability in net sales, operating cash flows and net income on a quarterly basis due to the seasonality of our business.

We have potential conflicts of interest relating to our related party transactions which could harm our business.

We have potential conflicts of interest relating to existing agreements and relationships that we have with certain of our directors, officers, principal stockholders and employees. Potential conflicts of interest can exist if a related party director, officer, stockholder or employee is presented with a transaction or relationship that may have adverse implications for either us or the related party. If a dispute arises in connection with any of these agreements, which is not resolved to our satisfaction, our business could be harmed. There can be no assurance that the above matters or any potential future conflicts of interest will be resolved in our favor. For more information, see the “Related Party Transactions” section of this prospectus beginning on page 56.

A lack of availability of water in Washington’s Columbia Basin, any materially adverse change to our rights to use water on our properties, or any change in the quantity of water we have rights to access, could adversely impact our business.

Adequate quantities and correct timing of the application of water are vital for our crops to thrive. Federal allocations of water to farmers have been severely cut back during drought years and these cutbacks are expected to occur from time to time in the future. These cutbacks have caused some farmers to revise their crop plans to plant less water-intensive crops or, in the most severe cases, to lose their farms. Whether particular farms are experiencing water shortages depends, in large part, on their location, although continuing drought conditions could threaten all farmland other than those properties with their own water sources. The availability and cost of water are also important factors in the planting of the plants that produce our products. If we cannot get an adequate supply of water, or if the cost of water makes it uneconomical for us to grow certain crops, such as fruit, we may not have as many products to sell, which could have a material adverse impact on our results of operations. We cannot predict if any future water shortage in Washington’s Columbia Basin will impact our business in the future.

We own valuable water rights that permit us to pump water directly from the Snake River. If our rights to access and use this water are compromised in any material manner, for example, as a result of changing political or regulatory circumstances, we will experience a material adverse effect on our business and results of operations. In addition, if the existing dams on the Snake River are removed or damaged, or if the runoff from the dams is changed significantly for environmental or other reasons, the water line of the river would be reduced and our pump station would not be able to pump water out of the river. As a result, we would need to build a new pumping station at the new water level, for which we would need to incur substantial cost.

We face intense competition, and our inability to compete effectively for any reason could adversely affect our business.

The fruit market is highly competitive, and our products face competition from a number of small farming businesses, as well as large agricultural companies. We compete primarily on the basis of our relationships with customers and suppliers, consistency of product quality and product availability. Many of our competitors are, or are affiliated with, large diversified companies that have substantially greater financial resources than we have. These resources give our competitors greater operating flexibility that, in certain cases, may permit them to respond better or more quickly to changes in the industry or to adverse conditions on their properties, or to introduce new products more quickly and with greater marketing support. Increased competition could result in lower profit margins, substantial pricing pressure, reduced market share and lower operating cash flows. Price competition, together with other forms of competition, could have a material adverse effect on our business, financial position, results of operations and operating cash flows. We expect that as new producers enter the market domestically and internationally, in particular in the South American and Asian markets, competition will increase, and we expect that it will be difficult to compete with some of these new market entrants on price. In addition, as costs of international transportation and storage decrease, we may face increased competition from international producers.

If we are unable to estimate consumer preferences for our apples accurately and to match our sales to the demand of consumers, our business, financial condition and results of operations may be adversely affected.

We will sell our apples primarily to processors and wholesalers through our packing shed, Valicoff. Our customers generally make purchasing decisions for our products based on consumer demand, market prices, economic and weather conditions and other factors that we and our customers may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by consumers and otherwise adequately manage and time our sales, we may release to market apples of varieties and types that our customers do not want, resulting in reduced revenues and gross margins. On the other hand, if we underestimate demand, which has happened in the past, we may not be able to satisfy our customers’ demand for apples, and thus damage our customer relations and loyalty. Our inability to accurately predict consumer preferences and to match our sales to the demand of our customers to whom we sell apples directly may adversely affect our business, financial condition and results of operations.

Our primary crop does not permit us to spread our business risks among different crops and, thus, a disruption in our grape production would harm us more immediately and directly than if we were diversified.

Our exclusive grape production is currently limited to concord grapes, and we do not expect this to change materially in the foreseeable future until we complete our re-development plans, even as we begin to re-develop our property to produce more apples and other fruit. Without crop diversity, we will not be able to spread the risk of our operations. Therefore, our business opportunities, revenue and income could be more immediately and directly affected by disruptions from such things as weather, drought and disease or widespread problems affecting the industry, payment disruptions and customer rejection of our grapes. If there is a disruption as described above, our revenue and income will be reduced, and our business operations may have to be scaled back.

The capital-intensive nature and long growth cycle of fruit and other crops make it difficult for us to diversify our product offerings.

We expect that new plantings of fruit and other crops will require at least three to five years before the plants will grow fruit that can be harvested. In addition, growing new fruit and crop varieties is capital intensive. While we plan to diversify our product offerings to include different varieties of fruit and crops, we will need to expend significant capital resources to develop those new products and it could take at least three to five years before we begin to recognize revenue from those new products. If we are unable to obtain sufficient financing to adequately cover these capital requirements or we must cease our re-development efforts for any other reason before we are able to recognize revenue from our new products, our ability to diversify our product offerings may be materially compromised.

Our infrastructure is aging and in need of replacement.

Much of our equipment, buildings, irrigation pipe and trellis infrastructure is outdated and we will need to replace old equipment and infrastructure, build new facilities and upgrade to newer farming technology in the near future. We expect to use approximately $1.6 million over the next five years to make these updates to our equipment and infrastructure. However, if we must reallocate such funds for other necessary expenditures and are unable to update or replace our equipment and infrastructure, our business operations will be adversely affected.

If we are unable to produce sufficient finished product, we will not be able to meet the demands of our customers.

We must continuously grow enough fruit to satisfy our customers’ demands. The failure to maintain sufficient crop yields not only could adversely impact our financial results but could harm our reputation.

The use of herbicides, pesticides and other potentially hazardous substances in our operations may lead to environmental damage and result in increased costs to us.

We use herbicides, pesticides and other potentially hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with the improper application, accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of product contamination and product liability claims.

The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals other agents, or residues introduced during the growing, storage, handling or transportation phases. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable health and safety laws and regulations, we cannot guarantee that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued by a claimant, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and consumers. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance; however, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. In addition, we contract with a chemical application company to treat our non-organic plants, and we are named as an additional insured on its insurance policy. However, we cannot guarantee that we will not incur claims or liabilities for which we are not insured under the chemical application company’s insurance policy or that exceed the amount of such insurance coverage.

The loss of key employees or the failure to attract qualified personnel could have a material adverse effect on our ability to run our business.

The loss of any of our current executives, key employees or key advisors, and in particular Peter J. Taggares IV, our Chief Executive Officer, and Jose Contreras, SRV’s Farm Manager, or the failure to attract, integrate, motivate and retain additional key employees, including farm managers for new properties that we may acquire in the future, could have a material adverse effect on our business. We do not have “key person” insurance on the lives of any of our management team. Also, as we become a public company and develop additional capabilities, we may require more skilled personnel who must be highly skilled and have a sound understanding of our industry, business or processing requirements. The failure to attract or retain qualified personnel could have a material adverse effect on our business. Recruiting qualified personnel is highly competitive.

We face risks associated with our labor force.

We employ both full-time and seasonal employees. The current availability of seasonal labor in Washington State is limited and dependent on economic factors and immigration policies at the state and federal levels, all of which are outside our control. We are also subject to increased costs as a result of increasing health care costs and the number and value of workers’ compensation claims. Our inability to find qualified workers to harvest our fruit, increasing health care costs and the number and value of workers’ compensation claims could have a material adverse effect on our business, results of operations and financial condition.

Changes in government policies and laws could adversely affect international sales and therefore, our financial results.

We believe that sales to our customers who, in turn, sell our products outside the U.S., constitute a significant percentage of our annual revenue, in an amount we cannot determine and which sales are outside of our control. However, we anticipate that these sales will continue to represent a substantial portion of our total sales volume and that continued growth and profitability will require further international expansion, particularly in Asia. As such, our financial results could be affected by changes in trade, monetary and fiscal policies, laws and regulations, or other activities of U.S. and non-U.S. governments, agencies and similar organizations. These conditions include but are not limited to changes in a country’s or region’s immigration policies and laws, economic or political conditions, trade regulations affecting production, pricing and marketing of products, local labor conditions and regulations, reduced protection of intellectual property rights in some countries, changes in the regulatory or legal environment, burdensome taxes and tariffs and other trade barriers. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities and war, could lead to reduced distribution of our products into international markets and reduced profitability associated with such sales.

We could face international and domestic transportation risks in the future.

Future significant increases in transportation costs could have a material adverse effect on our business, particularly if we are not able to pass on such price increases to our customers. Material interruptions in service or stoppages in transportation, whether caused by strike or otherwise, could adversely impact our business, results of operations, financial position and operating cash flows.

Insurance covering weather and crop disease may become unavailable or be inadequate.

Adverse weather conditions and crop disease can adversely affect production and the quality of our fruit. Although we carry crop insurance to cover claims related to weather conditions and crop disease, such coverage may become unavailable or be inadequate, since it is extended to us pursuant to the Agricultural Act of 2014 (the “Farm Bill”). To the extent the crop insurance portion of the Farm Bill does not provide coverage for claims we may have in the future, we may need to obtain crop insurance on the private insurance market. Even if we are able to obtain private crop insurance, it may be at a price and on terms not acceptable to us. If claims exceed coverage limits, or if insurance is not available to us, the occurrence of significant crop claims relating to our properties could have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damage awards.

We may be subject to legal proceedings and claims from time to time relating to our fruit quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

Capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our growers and customers.

The capital and credit markets have experienced increased volatility and disruption over the past six years, making it more difficult for companies to access those markets. Although we believe that our operating cash flows, access to capital and credit markets will permit us to meet our financing needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. Our business could also be negatively impacted if our growers or customers experience disruptions resulting from tighter capital and credit markets or a continued slowdown in the general economy.

Risks Relating to this Offering and Our Securities

There is no public market for our common stock and an active market may not develop or be maintained, which could limit your ability to sell our securities.

Before this offering, there has not been a public market for our common stock. Although we have applied to list these securities on the NASDAQ Capital Market in connection with this offering, an active public market for our securities may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters and us and may not be representative of the market price at which our common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell our common stock at or above the initial public offering price.

Our largest stockholder and entities affiliated with him will retain a controlling interest in our company after this offering and may have interests that differ from our other stockholders.

Upon completion of this offering and assuming the underwriters do not exercise their over-allotment option to purchase additional common stock, Peter J. Taggares IV and affiliated individuals and entities (the “Taggares Family”) will own 2,843,918 shares of common stock, or approximately 28.7% of our outstanding common stock. The Taggares Family could, for the foreseeable future, have significant influence over our management and affairs and will be able to influence virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets, and its interests could differ from ours and those of our other stockholders. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Future sales or the potential for future sales of shares of our common stock may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Approximately 29.3% of our outstanding common stock will be held by our current stockholders following this offering (approximately 26.5% if the over-allotment option is exercised in full). If our existing stockholders sell a large number of shares of our common stock following this offering and expiration of the applicable lock-up period, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. These sales could also make it more difficult for us to sell shares of our common stock or equity-related securities in the future.

Immediately after this offering, 9,904,425 shares of our common stock will be outstanding, or 10,954,425 if the underwriters’ over-allotment option is exercised in full. All of the shares held by our existing stockholders are subject to a lock-up agreement restricting the sale of those shares for six months from the date of this prospectus. However, the underwriters may waive this restriction, in whole or in part, and allow the stockholders to sell shares at any time.

After this offering, we intend to register 310,065 shares of common stock that will be reserved for issuance directly or pursuant to the exercise of options under our equity incentive plan. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

Anti-takeover provisions and our right to issue preferred stock could make it difficult for a third party to acquire us.

Our certificate of incorporation contains provisions that would make it more difficult for a third party to acquire control of us, including the following provisions:

•	our board of directors may issue preferred stock without stockholder approval, with rights and privileges determined solely by the board of directors;
•	our board of directors is divided into three classes, with each class serving a staggered three-year term;
•	removal of directors by stockholders only for cause and by a vote of at least a majority of the voting power of the issued and outstanding capital stock;
•	prohibitions on our stockholders that prevent them from acting by written consent and limitations on calling special meetings; and
•	advance notice provisions for stockholders to propose business at an annual meeting of stockholders or director nominations at annual or special stockholder meetings.

In addition, certain anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders.

The price of our common stock could be volatile.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock and public warrants may be significantly affected by various factors, including:

•	economic status and trends in the fruit industry, which underlies domestic demand for our products;
•	quarterly fluctuations in our operating results;
•	termination of lock-up agreements or other restrictions on the ability of our existing stockholders to sell their shares after this offering;
•	our ability to meet the earnings estimates and other performance expectations of investors or financial analysts (at such time as analysts begin following our company);
•	fluctuations in the stock prices of our peer companies or in stock markets in general; and
•	general economic or political conditions.

We may issue options to purchase common stock to our directors and employees that could dilute your interest in us.

We have an aggregate of 310,065 shares of common stock reserved under our 2014 Equity Incentive Plan for issuance of grants and awards to our directors, executive officers, employees and consultants. As of the date of this prospectus, we have not issued any stock options or other equity grants or awards under our 2014 Equity Incentive Plan. Issuances of common stock pursuant to the exercise of stock options or other stock grants or awards under our 2014 Equity Incentive Plan will dilute your interest in us.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share of our common stock is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on an assumed initial public offering price of $6.00 per share, dilution per share in this offering will be $2.11 per share (or approximately 35.2% of the assumed per share price of shares to be sold in the offering). Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate paying any dividends to our stockholders for the foreseeable future. We currently plan to re-invest our earnings for use in accordance with our acquisition strategy and the re-development of Snake River Vineyards. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of your investment. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

We could incur increased costs as a result of being a publicly traded company.

As a public company, we will incur significant legal, accounting and other expenses that SRV did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”) and the NASDAQ Capital Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and/or costly. For example, we are adopting additional internal and disclosure controls and procedures, retaining a transfer agent and adopting corporate governance policies, as well as upgrading our computer system and software. In addition, as a public company, we will incur the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. Further, our current executives, including our CEO, have limited public company experience. Our CFO, while she has extensive public company experience, has no experience in the agriculture industry.

Section 404 of Sarbanes-Oxley requires us to include an internal control report with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. We will be required to include this assessment beginning with our annual report on Form 10-K for the fiscal year ending November 30, 2014. The material weaknesses and any other deficiencies in internal control that we may identify in the future will need to be addressed as part of the evaluation of our internal control over financial reporting and may impair our ability to comply with Section 404. If we are not able to successfully implement internal controls over financial reporting, we may not be able to accurately and timely report on our financial position, results of operations or cash flows, which could adversely affect our business and investor confidence in us.

For so long as we qualify as an “emerging growth company” under the JOBS Act, which may be up to five years following this offering, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b). Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, or at such time as we become an accelerated filer, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting.

As an emerging growth company within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), we will utilize certain modified disclosure requirements, and we cannot be certain whether these reduced requirements will make our securities less attractive to investors.

We are an emerging growth company within the meaning of the rules under the Securities Act. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

There Can Be No Assurance That an Active Trading Market for Shares of Our Common Stock Will Develop

In connection with this offering, we have applied to have our common stock approved for listing on the NASDAQ Capital Market. We cannot be certain that a more active public market for our common stock will develop or, if developed, the extent to which investor interest in our common stock will sustain active trading or how liquid such a market might be in the future. It is possible that an active trading market, if established, will not continue, and there can be no assurance as to the price at which our common stock will trade.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Our business is highly seasonal because it is tied to the growing and harvesting seasons. Typically, a substantial portion of our cash collections occur during our first and fourth fiscal quarters. We generally collect less cash during our second and third fiscal quarters. Cash collections in the first and fourth fiscal quarters accounted for a majority of our cash collections for the fiscal year ended November 30, 2013. If cash collections in these quarters are lower than expected, expenses may not be offset, which would adversely affect our operating results, and would have a disproportionately large impact on our operating results for that fiscal year.

In one or more future quarters, our results of operations may fall below the expectations of investors and the trading price of our securities may decline as a consequence. We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of our annual performance and future performance and should not be relied upon to predict the future performance of our stock price. In the past, companies that have experienced volatility in the market price of their stock have often been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business. Any future decision to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant. There are currently no restrictions that limit our ability to pay dividends on our capital stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements which, to the extent that they do not recite historical fact, constitute forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “will,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

The potential risks and uncertainties that could cause our actual financial condition, results of operations and future performance to differ materially from those expressed or implied in this prospectus include:

•	economic status and trends in the fruit industry, which underlies domestic and international demand for our fruit;
•	weather conditions that affect the production, transportation, storage and export of tree fruit;
•	our production capacity and availability and pricing of raw materials;
•	trends and consumer preferences, particularly with respect to the use of and consumer demand for particular varieties of fresh apples, and the use of grapes in beverages and food products;
•	changes with respect to legal and regulatory matters;
•	decisions made by our competitors;
•	loss of key customers;
•	our production capacity and availability and pricing of raw materials;
•	labor disruptions, strikes or work stoppages;
•	loss of important water rights;
•	international conflict or acts of terrorism;
•	general economic conditions; and
•	other factors disclosed in this prospectus.

In addition, this prospectus contains industry data related to our business and the markets in which we operate. This data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results could differ from the projections.

We urge you to review carefully this prospectus, particularly the section “Risk Factors,” for a more complete discussion of the risks of an investment in our securities.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Many factors discussed in this prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from the forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 7,000,000 shares of common stock that we are selling in this offering will be approximately $    , or $    if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount of $     and estimated offering expenses (including the non-accountable expense allowance) of approximately $     payable by us, together totaling approximately $    .

We currently expect to allocate the net proceeds of this offering as follows:

Acquisition of business and assets from Snake River Vineyards, J.V. and Bubby T and related costs (See “Related Party Transactions” beginning on page 56)	$30,000,000	77.9%
Future acquisitions of agricultural properties consistent with our business strategy	5,575,000	14.3
Re-development of our land for new apple varieties, including the purchase of new apple plants	1,000,000	2.6
General corporate and working capital purposes	2,000,000	5.2
Total	$38,575,000	100.0%

The amount of proceeds used for land re-development will consist of approximately 75% for infrastructure improvement, and 25% for the purchase of new apple plants.

Our general corporate expenses include general and administrative salaries, accounting, legal and consulting fees, facilities expenses and other working capital needs.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth the actual capitalization of Taggares Agriculture Corp. at November 30, 2013, and pro forma immediately following the acquisition of the Business and Assets from Snake River Vineyards, J.V. and Bubby T. The column captioned Pro Forma As Adjusted gives effect to:

•	the acquisition of the Business and Assets from Snake River Vineyards, J.V. and Bubby T; and
•	the sale of 7,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this capitalization table together with the sections of this prospectus entitled “Summary Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	November 30, 2013
	TAG Historical	TAG Pro Forma Offering(1)		TAG Pro Forma Acquisition(2)		TAG Pro Forma Adjusted(3)
	(in thousands)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	$—	$—		$—		$—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 2,904,425 shares issued and outstanding actual; 9,904,425 shares issued and outstanding pro forma offering; 9,904,425 shares issued and outstanding pro forma as adjusted	$—	1	(4)	—		1
Additional paid-in capital	—	38,574	(5)	—		38,574
Retained earnings	—	—		3,300	(6)	3,300
Total stockholders’ equity	$—	$38,575		$3,300		$41,875

(1)	Assumes the sale of 7,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds therefrom.
(2)	Assumes the acquisition of the Business and Assets as though the transaction had occurred on November 30, 2013.
(3)	Reflects adjustments resulting from the business combination at the fair values of the tangible and intangible assets acquired, assumed to be $35 million, consistent with acquisition accounting.
(4)	Reflects 7,000,000 shares of common stock of Taggares Agriculture Corp. available through our initial public offering, without considering the underwriters’ over-allotment of 1,050,000 shares, plus 2,904,425 shares issued by us prior to the date hereof, multiplied by the per-share par value of $0.0001.
(5)	Assumes the sale of 7,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and then deducting par value of those shares described in (4) above.
(6)	Adjustment represents gain on bargain purchase to acquire Business and Assets, net of deferred tax liability on the temporary difference between the capitalized book value of the Business and Assets acquired in excess of the basis of the assets for Federal income tax purposes.

The information in the table above excludes 310,065 shares of common stock available for issuance pursuant to our 2014 Equity Incentive Plan but as to which no grants or awards had been made at February 25, 2014.

DILUTION

Our pro forma net tangible book value at February 25, 2014 was negligible, or $0.0001 per share, based on the par value of shares issued prior to the date hereof. Pro forma net tangible book value per share before the offering has been determined by dividing pro forma net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at February 25, 2014.

For purposes of the dilution calculation and the following tables, after giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $6.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our adjusted pro forma net tangible book value at February 25, 2014 would have been $38,575,000 or $3.89 per share. This represents an immediate increase in pro forma net tangible book value per share of $3.89 to the existing stockholders and dilution in pro forma net tangible book value per share of $2.11 to new investors who purchase shares of common stock in the offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$6.00
Pro forma net tangible book value per share at February 25, 2014	$0.0001
Increase in pro forma net tangible book value per share attributable to new investors	3.89
Pro forma as adjusted net tangible book value per share after this offering		3.89
Dilution in pro forma net tangible book value per share to new investors		$2.11

If the underwriters’ over-allotment option is exercised in full, dilution per share to new investors would be $1.90 per share of common stock. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.

The following table summarizes as of February 25, 2014 the differences between our existing stockholders and new investors with respect to the number of shares of our common stock issuable as a component of the shares of common stock being sold in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $6.00 per share, before deducting the estimated underwriting discount and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	2,904,425	29.3%	$290	0.0%	$0.0001
New investors	7,000,000	70.7	42,000,000	100.0	$6.00
Total	9,904,425	100.0%	$42,000,290	100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 26.5% and our new investors would own approximately 73.5% of the total number of shares of our common stock outstanding after this offering.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Company will be acquiring the business and assets of SRV from Snake River Vineyards, J.V. and Bubby T (the “Business and Assets”) in connection with this offering. Prior to this offering and the acquisition of the Business and Assets, the Company has no meaningful business operations. As such, the following table sets forth at November 30, 2013 (i) the actual historical balance sheet for Taggares Agriculture Corp. at November 30, 2013, (ii) pro forma balance sheet for Taggares Agriculture Corp. reflecting the sale of 7,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds therefrom, (iii) pro forma balance sheet for Taggares Agriculture Corp. reflecting the acquisition of the Business and Assets as though it had occurred on November 30, 2013, and (iv) “as adjusted” pro forma balance sheet for Taggares Agriculture Corp. to reflect the business combination at the fair values of the tangible and intangible assets acquired, consistent with acquisition accounting.

UNAUDITED PRO FORMA BALANCE SHEET	November 30, 2013
	Historical	Pro Forma Offering(1)	Pro Forma Acquisition(2)		Pro Forma Adjusted(3)
	(in thousands)
Assets
Current Asset
Cash and Cash Equivalents	$—	$38,575	$(30,000	)(4)	8,575
Trade Receivables			—		—
Inventory					—
Prepaid Expenses and Other			—		—
Total Current Assets	$—	$38,575	$(30,000)		$8,575
Long-Term Assets			35,000	(5)	35,000
Total Assets	$—	$38,575	$5,000		$43,575
Liabilities and Members’ Equity
Current Liabilities
Accounts Payable, Trade	$—	$—	$—		—
Advances from Customers on Inventory Pools			—		—
Accrued Liabilities			—		—
Related Party Payable			—		—
Current Maturities of Note Payable			—		—
Total Current Liabilities	—	—	—		—
Long-Term Liabilities			1,700	(6)	1,700
Total Liabilities	—	—	1,700		1,700
Equity	—	$38,575	3,300	(7)	41,875
Total Liabilities and Equity	$—	$38,575	$5,000		$43,575
	$—	$—	$—		$—

(1)	Assumes the sale of 7,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and the receipt of the net proceeds therefrom.
(2)	Reflects the acquisition of the Business and Assets at fair value as though it had occurred on November 30, 2013.
(3)	Reflects adjustments resulting from the business combination at the fair values of the tangible and intangible assets acquired, assumed to be $35 million, consistent with acquisition accounting.
(4)	Reflects $30 million cash paid to acquire the Business and Assets from Bubby T, LLC and Snake River Vineyards.
(5)	Reflects the utilization of acquisition accounting for the Business and Assets and recording of assets at fair market value.
(6)	Adjustment represents a deferred tax liability on the temporary difference between the capitalized book value of the Business and Assets acquired in excess of the basis of the assets for Federal income tax purposes.
(7)	Adjustment represents gain on bargain purchase to acquire the Business and Assets, net of deferred tax liability described in (6) above.

The following table sets forth, for the fiscal year ended November 30, 2013 (i) the actual historical statements of income for Taggares Agriculture Corp. for the year ended November 30, 2013, (ii) pro forma statements of income for Taggares Agriculture Corp. reflecting the acquisition of the Business and Assets as though it had occurred as of November 30, 2013, (iii) a provision for federal income tax attributable to the status of Taggares Agriculture Corp. as a taxable corporation as opposed to Snake River Vineyards, J.V. as a partnership for tax purposes, and (iv) “as adjusted” to reflect depreciation and amortization of the assets acquired, elimination of the depreciation and amortization of the existing asset basis, income tax expense, calculated at an assumed statutory tax rate of 34%, which consists of only 34% federal income taxes, and elimination of interest expense for debt of SRV that we are not assuming in the acquisition.

UNAUDITED PRO FORMA INCOME STATEMENT	November 30, 2013
	Historical	Pro Forma Acquisition(1)	Pro Forma Adjustment(2)		Pro Forma Adjusted(3)
	(in thousands, except share and per share data)
Net sales	$—	$7,678	$—		$7,678
Cost of sales	—	5,875	262	(5)	6,137
Gross profit	—	1,803	(262)		1,541
Gain on bargain purchase			5,000	(4)	5,000
Selling, general and administrative expenses	—	(154)	—		(154)
Income from operations	—	1,649	4,738		6,387
Other Income (Expense)	—	(109)	108	(6)	(1)
Net Income before income taxes	—	1,540	4,846		6,386
Income tax (provision) benefit			(2,171	)(7)	(2,171)
Net income	$—	$1,540	$2,675		$4,215
Basic and diluted earnings per share					$0.43
Weighted average number of common shares outstanding					9,904,425 (8)

(1)	Reflects the acquisition of the Business and Assets as though it had occurred as of December 1, 2012.
(2)	Reflects a provision for federal income tax attributable to the status of Taggares Agriculture Corp. as a taxable corporation as opposed to Snake River Vineyards, J.V. as a partnership for tax purposes.
(3)	Reflects adjustments resulting from the increase in depreciation and amortization of the assets acquired, and income tax expense, calculated at an assumed statutory tax rate of 34%, which consists of only 34% federal income taxes.
(4)	Adjustment represents gain on bargain purchase on the acquisition of the Business and Assets.
(5)	Adjustment represents additional depreciation and amortization as a result of an increase in fair value basis of the assets acquired.
(6)	The outstanding debt and related interest expense of Snake River Vineyards, J.V. will not be assumed by us in connection with our acquisition of the Business and Assets.
(7)	Represents income tax expense, calculated at an assumed statutory tax rate of 34%, which consists of only 34% federal income taxes.
(8)	Assumes the sale of 7,000,000 shares of common stock in this offering plus 2,904,425 shares issued by us prior to the date hereof.

We based the pro forma information on available information and assumptions that management believes are reasonable and that reflect the effects of these transactions. We provide the pro forma information for informational purposes only, and this information should not be construed to be indicative of our financial position or results of operations had these transactions been completed on the dates assumed. This information does not represent a projection or forecast of our financial position or results of operations for future dates or periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Forward-Looking Statements” and “Risk Factors” and those included elsewhere in this prospectus.

Introduction

We were incorporated in January 2014 for the purpose of acquiring the Business and Assets of Snake River Vineyards, including real property of approximately 3,200 acres on the Snake River near Burbank, Washington (“SRV”). Prior to the completion of this offering, SRV was owned by Snake River Vineyards, a Washington joint venture and Bubby T, LLC, a Washington limited liability company. Upon completion of this offering, we will acquire substantially all of the Business and Assets, and we will operate its business under the name Taggares Agriculture Corp. As such, the discussion and analysis of financial condition and results of operations in this section will be based on the financial statements of the predecessor entities that controlled SRV prior to the completion of this offering.

Overview

SRV is in the business of producing concord grapes and several apple varieties, and selling them to a processing company and apple packing companies in Washington State. Under the prior ownership of SRV, the SRV business was operated for almost 35 years as a joint venture between a number of entities related to the Taggares Family. The SRV business has been relatively consistent for many years: (i) SRV grows concord grapes and apples; (ii) SRV sells all of its concord grapes to Tree Top, Inc. (“Tree Top”), which processes them for use in consumer products; and (iii) SRV sells all of its apples to apple packing companies, or “packing sheds,” many of which have been SRV’s customers for many years, which pack the apples for distribution and sell them to retailers, processing companies, and export companies. Except for two years, fiscal 2005 and 2011, in which SRV received crop insurance payouts that offset net losses, SRV has been profitable every year for the past 13 years. Historically, the prior owners of SRV, being satisfied with their return from the business, chose not to significantly expand, intentionally electing to maintain the same scale of operations rather than making significant capital contributions and engaging in a meaningful amount of sales activities and strategic alliances. Instead, the business relied largely on in-the-field results and existing customer relationships.

Our management team plans to alter this historical course of business to enhance stockholder value. We are raising capital in this offering in order both to grow the existing SRV business and to expand the Company through acquisitions. We intend to acquire new properties by leveraging our existing relationships in the Pacific Northwest farming community to identify and consummate off-market and undervalued acquisition opportunities. In addition, we intend to re-develop the SRV land to enhance yield optimization, improve SRV’s infrastructure, enter into strategic partnerships, produce more profitable fruit and crop varieties, and extend the breadth and depth of our product offerings, such as new high-density apple varieties, cherries, and wine grapes. Although we believe a real opportunity exists to materially expand our business without substantially overhauling our operations, we could nevertheless encounter unforeseen problems. These could include, by way of example, a change in market preferences for the apple varieties we grow. Our land could also experience severe weather, insects, disease and drought, which is always a distinct possibility in the farming business. We could also fail to implement, or accurately anticipate the impact of, our acquisition efforts and our re-development plans, and not see a material increase in revenue after we acquire new properties and re-develop our land. We expect to incur substantial additional expenses during the 2014 Fiscal Year (as defined below) and the following five fiscal years as we engage in strategic acquisitions consistent with our business plans, re-develop our land to grow new crop varieties, hire new employees, enhance yield optimization, improve our infrastructure and engage in strategic partnerships.

The SRV business is seasonal, with sales concentrated exclusively in the months of August to November when SRV’s employees pick and distribute its fruit to its customers. SRV’s costs associated with its grape business are concentrated in the months of December through May, during which time SRV employees prune, trim and fertilize its grape vines, and in the months of September through November, during which SRV hires seasonal labor to harvest the grapes and deliver them to Tree Top SRV’s costs associated with its apple business are concentrated in the months of August through November, during which time SRV hires large numbers of seasonal employees to pick apples for distribution to its packing shed customers.

The supply and demand for grapes and apples, and consequently our revenue and margins, will be difficult to project. SRV has a long-term contract with Tree Top that provides some predictability into anticipated demand and selling cost for the grapes that we will produce, which will be our primary product in the near-term. Nevertheless, yields are subject to agriculture risk, such as weather, insects and crop disease. Additionally, depending upon market prices for apples and grapes, the availability of water, the natural cycle of the related plants and the market prices for alternative crops, our revenue and margins will be subject to wide variation from season to season.

SRV’s grape business is exclusively dependent upon its sales to Tree Top, and the price paid by Tree Top for SRV’s grapes is based on the average local market price as determined by two large producers in the area, The J.M. Smucker Company and affiliated entities and Milne Fruit Products, Inc. and affiliated entities, subject to a minimum and a maximum price in accordance with SRV’s contract with Tree Top. We will assume all rights and responsibilities under SRV’s current agreement with Tree Top, and other suppliers and vendors, in connection with our acquisition of SRV as part of this offering.

Historically, all of SRV’s sales of apples were made through packing sheds located in Washington and marketed and sold further to retailers, processing companies and export companies that determine the market price for the apples that SRV sells. Going forward, we expect to enter into a long-term agreement with Valicoff Fruit Company, Inc. to be our exclusive packing shed partner, based on the non-binding letter of intent which is included as an exhibit to this prospectus. The price SRV is paid for its apples will be determined by supply and demand in the local market, which is subject to significant cycles of over-supply and under-supply. Consequently, although SRV is subject to the volatility of local markets, the breadth of our market and the quality niche of SRV’s apples have resulted in relatively stable demand. However, the supply of apples in the marketplace is subject to substantial swings.

We anticipate higher fruit yields in fiscal 2014, beginning December 1, 2013 (the “2014 Fiscal Year”) as compared to fiscal 2013, beginning December 1, 2012 (the “2013 Fiscal Year”). Higher concord grape yield in 2014 Fiscal Year will result in higher net sales from concord grapes in that same year; higher apple yield in 2014 Fiscal Year will result in higher net sales from apples in the following fiscal year, based on our revenue recognition policies. The outlook for fruit yields in fiscal 2015 and future years is difficult to predict given the variability in year-over-year results resulting from weather, disease, insects and the other uncertainties described elsewhere in this prospectus. We also plan to re-develop our land to produce newer high-density apple varieties which we anticipate will minimize the risks associated the market for any specific apple variety.

Information Presented

Financial information in this prospectus consists of:

•	Balance Sheets of Snake River Vineyards, J.V. as at November 30, 2013 and November 30, 2012;
•	Statements of Income of Snake River Vineyards, J.V. for the fiscal years ended November 30, 2013 and November 30, 2012;
•	Statements of Members’ Equity of Snake River Vineyards, J.V. for the fiscal years ended November 30, 2013 and November 30, 2012;
•	Statements of Cash Flows of Snake River Vineyards, J.V. for the fiscal years ended November 30, 2013 and November 30, 2012; and
•	Notes to the foregoing financial statements.

Our business was operated as Snake River Vineyards beginning in 1979. On November 25, 2013, Snake River Vineyards, J.V. and Bubby T, LLC, a Washington limited liability company (“Bubby T”) entered into agreements with T3 Ag Investments, LLC, a Washington limited liability company (“T3 Ag”), our affiliate, for the purchase of the real property, certain personal property, business operations, water and other rights related to the real property of Snake River Vineyards, J.V. and Bubby T (the “Business and Assets”) by T3 Ag, which purchase is contingent upon, and will occur immediately following the completion of this offering.

Taggares Agriculture Corp. was incorporated in Delaware on January 10, 2014 for the purposes of succeeding to the rights of T3 Ag under the purchase agreements with Snake River Vineyards, J.V. and Bubby T, and acquiring the Business and Assets in connection with the completion of this offering. T3 Ag has assigned to us all of its rights under the purchase agreements with Snake River Vineyards, J.V. and Bubby T.

Despite the legal consequences intended by the purchase agreement and its amendments, the accounting rules applicable to the agreement mandate that the purchase will be accounted for as a business combination using the acquisition method.

The historical financial information contained in this prospectus has been derived from the financial statements of Snake River Vineyards, J.V., which is taxed as a partnership. As such, all tax effects of income or loss of Snake River Vineyards, J.V. are passed through to its members individually and these financial statements include no income tax expense or benefit for Snake River Vineyards, J.V. The pro forma financial statements of Taggares Agriculture Corp. include a provision for federal income tax, since Taggares Agriculture Corp. is a taxable corporation.

Both because immediately following the completion of this offering we will have acquired all or substantially all of our business and assets from a third party, and because we are entering a new growth mode that we have not historically pursued, we do not believe that our historical financial results are indicative of future results.

Results of Operations

The following discussion and analysis of our results of operations compares the results of operations of Snake River Vineyards, J.V. for the fiscal year ended November 30, 2013 compared to the results of operations of for the fiscal year ended November 30, 2012. Due to the seasonality of our business and our arrangements with our customers, our results of operations in any given year relates to the harvest of our fruit from the prior year. For example, our 2013 results of operations relates to our 2012 harvest.

Comparison of Years Ended November 30, 2013 and 2012

Net Sales

SRV’s total revenues were $7.7 million and $9.9 million in the years ended November 30, 2013 and 2012, respectively. The decrease in net sales in 2013 was due primarily to a lower concord grape yield due to a vineyard freeze during 2010 which impacted the 2011 harvest, and resulted in an insurance claim for which $2.0 million in proceeds were received during 2012. In other words, without the positive impact of the crop insurance proceeds, 2013 revenues were lower than 2012 revenues by $0.2 million, or 2.5%, making the two years’ net sales comparable.

Cost of Sales

SRV’s cost of product sales increased by $1.1 million to $5.9 million in the year ended November 30, 2013 compared to the year ended November 30, 2012. The increase in cost of product sales was attributable to a larger apple crop in 2012, which required more labor to pick the additional apples, which was realized as revenue and related cost of product sales in 2013. The 2012 harvest (to which our 2013 apple revenues are related), produced 32,000 bins of apples, as compared to 17,000 in the 2011 harvest (to which our 2012 apple revenues are related). In addition, the 2011 apple crop was lower due to the fact that not only was 2011 an “alternate crop bearing” year, but also a freeze occurred in November 2010, reducing yields in 2011.

Selling, General and Administrative expenses

SRV’s selling, general and administrative (“SG&A”) expenses decreased by $12,264 to $153,589 in the year ended November 30, 2013 compared to the year ended November 30, 2012. This decrease was attributable to lower expenses for liability insurance and accounting fees. We anticipate that during the 2014 fiscal year, selling expenses will increase, both in dollar amount and as a percentage of revenue, as we expend efforts to increase our presence in the marketplace. We also expect an increase in legal, accounting, investor relations and consulting SG&A expenses, associated with operations as a reporting public company. In line with the expanded scope of our operations, we also anticipate a modest increase in the number of personnel that we employ over time.

Interest Expense, Net

Interest expense decreased by $76,850 to $108,017 in the year ended November 30, 2013 compared to the year ended November 30, 2012. This decrease was primarily due to the reduction in principal loan amounts outstanding in Fiscal 2013 as compared to Fiscal 2012.

Net Income

Net income decreased from $4.87 million in the year ended November 30, 2012 to $1.5 million in the year ended November 30, 2013. This decrease is largely attributable to the decrease in net sales and increase in product cost of sales, as described above.

Acquisition of Snake River Vineyards

In connection with the completion of this offering, we will acquire real property, certain personal property, business operations and water and other rights related to the real property (the “Business and Assets”) of SRV from Snake River Vineyards, J.V. and Bubby T, LLC. Under the purchase and sale agreements governing such transaction, the purchase price of the Business and Assets is $30.0 million. The purchase and sale of the Business and Assets is contingent upon the completion of this offering.

Liquidity and Capital Resources

SRV’s working capital and working capital requirements fluctuate from quarter to quarter depending on the phase of the growing and sales cycle that falls during a particular quarter. SRV’s need for cash is highest in the third and fourth fiscal quarters (August through November) because its labor costs are highest during the harvest season and SRV typically receives the largest percentage of payments from customers in the first quarter of its fiscal year. The concord grape harvest occurs during the fourth fiscal quarter (September through November). The apple harvest occurs during the end of the third and fourth fiscal quarters (August through November). Therefore, the value of unsold fruit is the highest in the fourth quarter(s), as are SRV’s labor costs. But SRV also generates the greatest amount of cash during the dormant season in the first quarter, when SRV receives the largest portion of payments for its concord grape sales. SRV also recognizes almost 100% of its apple revenues in the third and fourth quarter of the year following the year in which each apple crop was harvested, when its apple customers typically pay based on deliveries made the previous Fall. Due to the concentration of sales to Tree Top, SRV’s sole concord grape customer, representing approximately 34% of sales in the 2013 Fiscal Year, SRV’s month-to-month and quarter-to-quarter sales and associated cash receipts are highly dependent upon the timing of deliveries to and payments from Tree Top, which typically occur in the fourth and following first fiscal quarters. The concentration of sales has also resulted in a concentration of credit. At November 30, 2013, this customer accounted for 99% of SRV’s trade receivables. However, SRV has a long-standing relationship of over seven years with this customer, and we believe that all of SRV’s outstanding accounts receivable balances from Tree Top are fully collectible. SRV has continuously monitored and evaluated its credit policies with all of its customers based on historical collection experience, current economic and market conditions and a review of the current status of the respective trade accounts receivable balance. SRV’s relationships with its customers do not include a right of return.

SRV’s principal working capital components include cash, trade receivables, inventory, prepaid expense and other current assets, accounts payable, accrued liabilities, advances from customers on inventory pools, and current maturities of notes payable. For most of its history, SRV generated sufficient operating cash flow throughout the year to fund its operations and to distribute surplus annually to the owners of SRV.

Summary of Cash Flows

The following table shows a summary of SRV’s cash flows for the fiscal years ended November 30, 2013 and 2012:

	Fiscal Year Ended November 30,
	2013	2012
Net cash flows provided by operating activities	$2,730,888	$2,739,706
Purchases of property, buildings and equipment	(63,071)	(99,513)
Net cash used by financing activities	(2,700,288)	(2,589,136)
Net increase (decrease) in cash and cash equivalents	(32,471)	51,057
Cash and cash equivalents, beginning of period	66,192	15,135
Cash and cash equivalents, end of period	$33,721	$66,192
Supplemental disclosure of cash flow information – interest paid	$140,338	$215,481

At February 25, 2014, we had minimal cash on hand as we have been funding our pre-operating period through funds borrowed from T3 Ag. As of February 25, 2014, we had borrowed $288,000 which will be repaid to T3 Ag plus interest at a rate of 4% per annum as soon as practicable following completion of this offering out of the proceeds of this offering. We believe that the net proceeds of this offering, together with cash flows from operations will be sufficient to meet our working capital requirements for the next 12 months.

Operating Activities

During the fiscal year ended November 30, 2012, SRV’s operating activities provided $2.7 million in cash, mainly as a result of the generation of $4.8 million of net income, which was offset by an increase in net trade receivables of $1.7 million and an increase in inventories of $0.9 million. In the fiscal year ended November 30, 2013, SRV’s operating activities provided $2.7 million in cash, as a result of the generation of $1.5 million of net income supplemented by a $0.8 million decrease in net trade receivables and a $0.8 million decrease in inventories, offset by a $0.5 million decrease in the liability balance for advances from customers on inventory pools. Due to the seasonality of SRV’s business, SRV’s accounts payable balances are at their highest levels in the third and fourth quarters of the fiscal year, and SRV is paid by its customers mainly in the first and fourth quarters of the fiscal year. We do not see any recoverability issues with respect to our inventory, and inventory obsolescence is not a material concern.

SRV has long-standing relationships with its customers and has never had to write off any receivables due from them. To the best of our knowledge, there is no company-related issue that might delay payment, nor are there any negative issues impacting SRV’s relationships with its customers. Moreover, we believe that all of SRV’s outstanding accounts receivable balances are fully collectible. SRV’s relationship with its customers are strong, and following the completion of this offering we intend to continue to do a significant amount of business with such customers.

Investing Activities

SRV’s primary investing activities during the year ended November 30, 2013 consisted of $63,071 as a result of additions of certain new farm equipment. SRV’s investing activities during the year ended November 30, 2012 totaled $99,513, also for the purchase of various pieces of farming equipment.

Financing Activities

During the year ended November 30, 2013, SRV’s financing activities consisted primarily of payment on long-term debt of $1.4 million and distributions to SRV’s members of $1.3 million. During the year ended November 30, 2012, SRV’s financing activities consisted of payment on long-term debt of $1.3 million and distributions to SRV’s members of $1.4 million.

Interest Rate Fluctuation Risk

We do not have any long-term borrowings.

Inflation Risk

We do not believe that inflation has had a material effect on the SRV business, financial condition or results of operations. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Off Balance Sheet Arrangements

SRV did not have any off-balance sheet arrangements.

Capital Resources and Requirements

Our future liquidity and capital requirements will be influenced by numerous factors, including:

•	the costs of re-developing our land to grow new fruit varieties;
•	the extent and timing of future land acquisitions;
•	the extent and duration of future operating income;
•	the level and timing of future sales and expenditures;
•	working capital required to support our growth;
•	investment capital for renewing plant and equipment;
•	competition; and
•	market developments.

SRV’s grape and apple revenue and associated fixed and variable operating expenses, as well as operating expenses, have historically been relatively stable, and we expect this trend to continue. Our new focus on farm acquisition and re-development is expected to increase sales volume over time, which, in turn, we anticipate will result in increasing revenue. Historically, the available labor force has been stable due to the farming proximity to the Tri-Cities. Many of SRV’s laborers have worked for SRV for over a decade. SRV’s major customers in Washington State have been stable and productive for over 10 years. SRV has crop insurance to compensate for years where crop yield is low due to weather, insects or disease. Therefore, while the market price for grapes and apples may fluctuate year to year, SRV is generally able to maintain a profitable margin between our costs and selling prices.

Much of SRV’s equipment, buildings, irrigation pipe and trellis infrastructure is out-dated. We expect to use approximately $1.6 million of the proceeds from this offering to replace old equipment and infrastructure, build new facilities and upgrade to newer growing and harvesting technology. We may need to make additional capital expenditures to update our equipment and infrastructure in the future. Over the next five years, our plans to acquire other properties consistent with our business plans, and our plans for the re-development of the SRV land will require substantial capital investment in the future. We expect to use approximately $5.5 million of the proceeds from this offering in addition to debt to help finance the acquisition of new properties consistent with our business plans over the next five years, and approximately $1.0 million of the proceeds from this offering to re-develop the SRV land over the next five years.

Jumpstart Our Business Startups Act of 2012

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act also permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by issuers. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Critical Accounting Policies

The accounting policies and the use of accounting estimates are set forth in the footnotes to the audited financial statements.

In preparing our financial statements, we must select and apply various accounting policies. Our most significant policies are described in Note 1 —  Nature of Operations and Summary of Significant Accounting Policies set forth in the notes to the audited financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company periodically evaluates the estimates. The estimates are based on current and expected economic conditions, historical experience and various other specific assumptions that the Company believes to be reasonable.

We believe the following represent our critical accounting policies. In addition, estimates were used in the preparation of these financial statements. Had we used estimates different from any of these, our results of operations, financial condition or changes in financial condition for the current period could have been materially different from those presented.

Revenue Recognition Policy

Revenue and related costs are recognized in the statements of income when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and title has transferred, (iii) selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Grapes — Revenue from the sale of grapes to third parties is recorded when title is passed, the price is fixed and determinable and collectability is reasonably assured, which is typically when the grapes are delivered to SRV’s customer, Tree Top. SRV sold substantially all of its grape production to one customer during the years ended November 30, 2013 and 2012. In 2007, SRV entered into a contractual agreement with the one customer to sell the entire grape yield produced by SRV each crop year for five consecutive years starting with crop year 2007. After the initial contract term, the contract automatically renews for successive two year terms unless terminated by either party. The second contract term ended on December 31, 2013.

Apples — SRV’s arrangements for sales of its apples with its third-party packing sheds are such that SRV is the producer and supplier of the apples and the third-party packing sheds are SRV’s customers. The sales price related to the apples delivered to the third-party packing sheds is determined based on the volume and quality of the apples delivered, the third-party packing sheds resale price for such apples, less the packing sheds’ charges to pack and market the apples. SRV bears inventory risk and retains certain pricing power until the product is packed, marketed and the inventory pools are sold to third-party customers of the packing sheds. Revenue is recognized upon inventory pool settlement, which is when title has transferred and the selling price is fixed and determinable. This is typically in the year subsequent to delivery of the apples to the packing sheds. During the years ended November 30, 2013 and 2012, SRV recognized revenues of $5,023,306 and $3,444,331, respectively, related to the inventory delivered to packing sheds in prior years. The third-party packing shed charges are recorded as a reduction of revenue based on the application of specific authoritative revenue recognition guidance entitled “Vendor’s Income Statement Characterization of Consideration Given to a Customer”. The identifiable benefit SRV receives from the third-party packing sheds for packing and marketing services cannot be sufficiently separated from the third-party packing sheds’ purchase of SRV’s products. In addition, SRV is not able to reasonably estimate the fair value of the benefit received from the third-party packing sheds for such services and as such, these costs are characterized as a reduction of revenue in SRV’s statement of income.

Crop Insurance — Revenue from crop insurance proceeds is recorded when the amount of and the right to receive the payment can be reasonably determined. SRV recorded revenue from crop insurance proceeds of $8,672 and $1,965,244 related to grapes during the years ended November 30, 2013 and 2012, respectively.

Inventories

Unharvested crop inventory — Costs of growing crops are accumulated until the time of harvest and are reported as inventory at the lower of cost or market value. Crop growing costs include labor, seed, fertilizer, water supply, equipment and other expenses directly related to growing crops. As of November 30, 2013 and 2012, costs of unharvested crops included in inventory were $17,912 and $0, respectively.

Harvested crop inventory — Harvested crop inventory includes costs accumulated during the growing phase plus harvesting costs and are stated at the lower of those costs or the estimated net realizable value. Fruit delivered to third-party packing sheds or fruit marketers is included in SRV’s inventory until such time as title to the fruit has passed and the sales price is fixed or determinable. The sales price is fixed once inventory pools that include SRV’s fruit are sold to third-party customers of the packing sheds or fruit marketers. The cost of SRV’s apple inventory that had been delivered to packing sheds but for which title had not passed and for which the price was not fixed or determinable was $2.1 million at November 30, 2013 and $2.9 million at November 30, 2012.

Recently Adopted and Recently Enacted Accounting Pronouncements

None.

BUSINESS

Introduction

We are an agribusiness founded and based in Burbank, Washington committed to responsibly managing our farm lands and growing high-quality agricultural products, using our valuable water resources and other assets, to maximize long-term stockholder value. We intend to enhance our growth potential and gross margins by making strategic acquisitions of additional farm properties in the Pacific Northwest. We plan to re-develop our existing and newly-acquired farm lands to grow higher profit crops. For example, we intend to leverage our broad network of grower relationships to create strategic partnerships that will enable us to introduce new apple and fruit varieties that generate greater profit margins. Our acquisition strategy is to capitalize on our family reputation and long-standing relationships in the farming community to gain unique access to undervalued and off-market properties in the Pacific Northwest. Our re-development strategy is to deploy enhanced farming techniques to promote yield optimization, make infrastructure improvements and forge buyer and grower alliances to maximize profits per acre. Our current farm operations consist of the production and sale of concord grapes and several varieties of apples on our approximate 3,200 acre farm in Washington State. Our water resources include highly-desirable usage and pumping rights to the waters of the Snake River.

World Agriculture Overview

We believe that high-quality farmland is among the world's most valuable assets. Farmland is a finite resource which produces products that meet the growing demand for food and fiber. The available farmland to feed the world’s growing population continues to decline, due to the conversion of farmland to urban uses. The amount of arable land per capita worldwide was approximately 1.2 acres in 1960 and approximately 0.6 acres in 2000, and the Food and Agriculture Organization of the United Nations estimates that by 2030, the amount of arable land per capita worldwide will be 0.5 acres. However, as globalization in the agricultural industry continues amid falling trade barriers, the United States and other large and efficient producers stand to benefit. With increasing population and finite amounts of quality property, farmland is likely to remain a valuable asset. The average annual consumer price index (CPI) from 1980 to 2011 increased from 82.4 to 224.9, an increase of 173%. The food category of the CPI increased during that same period from 81.0 to 227.9, an increase of 181%. The fresh fruits and vegetables produce segment of the food category increased during that period from 73.6 to 332.6, an increase of 352%. According to the US Department of Agriculture, the average value of domestic cropland has nearly doubled over the period of 2002 to 2011.

Pacific Northwest Farm Ownership

According to the USDA, as of 2007, in Washington, Idaho and Oregon (the “Pacific Northwest”), collectively, there were 47,425 farms in operation, of which at least approximately 88.2%, or 41,844 farms, were family-owned and approximately 57.0%, or 27,052 farms, were primarily operated by individuals over 55 years of age. We believe these data strongly indicate the fragmented nature of the agriculture industry and the aging demographics of farm owners in the Pacific Northwest. We believe, based on this data and our own experience, that there is a relatively large number of farms in the Pacific Northwest and the ownership of those farms is highly fragmented. In addition, we believe, based on this data and our own experience, that a large number of farms are currently available to be acquired, and farms will increasingly become available to be acquired in the next five to ten years.

Concord Grape Industry

The concord grape variety traces its origins to Concord, Massachusetts in the late 1840s, where it was first produced by hybridizing different local native species. Concord grapes became favorable because of their early ripening characteristics, which help them survive harmful northern frosts, and their rich, full-bodied flavor. Concord grapes quickly spread worldwide in popularity, and in 2012 the concord grape variety constituted over 85% of all grape varieties used in the processed grape industry. Approximately 303,110 tons of concord grapes are produced in the United States, and approximately 55% of all concord grapes grown domestically were produced in Washington State, or approximately 167,000 tons. The supply of concord grapes produced in the United States has declined in recent years, from 372,990 tons in 2010 and 417,000 tons in 2011 to 303,110 tons in 2012, due to farmers switching to other crops. We believe this will encourage price stability for the future.

Concord grapes are used primarily for grape juice and grape jellies, which are made primarily from processed grape concentrate, a process by which water is removed from the raw grape juice. Concord grapes can also be pasteurized and stored as single strength juice, or made into jelly by heating and adding fruit pectin and sweeteners. Major purchasers of concord grapes include companies like Tree Top, Inc. (“Tree Top”) and The J.M. Smucker Company. Concord grapes are generally not used to produce wine, and only in limited markets are whole concord grapes available for purchase, and then only around harvest time in autumn.

Several scientific studies have linked grapes and other blue and purple fruits to positive health effects.1 Concord grapes contain plant nutrients called polyphenols, which studies suggest may act as antioxidants and may improve cardiovascular and immune system health and cognitive function.

The Snake River Vineyards property (“SRV”) produces approximately 20,000 tons of concord grapes annually, which constitutes approximately 7% of the annual United States concord grape production and approximately 12% of the annual concord grape production in Washington State. While the concord grape

1 Department of Health and Human Services and U.S. Department of Agriculture. Dietary Guidelines for Americans, 2010. 7th Edition, Washington, DC: U.S. Government Printing Office, December 2010.

Produce For Better Health Foundation. State of the Plate Study on America's Consumption of Fruits and Vegetables. Wilmington, Delaware. 2003.

O'Byrne DJ, Devaraj S, Grundy SM, Jialal I. Comparison of the antioxidant effects of Concord grape juice flavonoids alpha-tocopherol on markers of oxidative stress in healthy adults. Am J Clin Nutr. 2002. 76(6):1367 – 1374. www.ncbi.nlm.nih.gov/pubmed/12450905

Stein JH, Keevil JG, Wiebe DA, Aeschlimann S and Folts JD. Purple grape juice improves endothelial function and reduces the susceptibility of LDL cholesterol to oxidation in patients with coronary artery disease. Circulation. 1999. 100(10):1050 – 1055. www.ncbi.nlm.nih.gov/pubmed/10477529

Vinson JA, Yang J, Proch J and Liang X. Grape juice, but not orange juice, has in vitro, ex vivo, and in vivo antioxidant properties. J Med Food. 2000. 3(4):167 – 171. www.ncbi.nlm.nih.gov/pubmed/19236173

Folts JD. Antithrombotic potential of grape juice and red wine for preventing heart attacks. Pharmaceutical Biology. 1998. 36(Supplement 1):21 – 27. www.ingentaconnect.com/content/tandf/phbi/1998/00000036/A00100s1/art00005

Anselm E, Chataigneau M, Ndiaye M, Chataigneau T and Schini-Kerth VB. Grape juice causes endothelium-dependent relaxation via a redox-sensitive Src- and Akt-dependent activation of eNOS. Cardiovasc Res. 2007. 73(2):404 – 413. www.ncbi.nlm.nih.gov/pubmed/16962569

Chou EJ, Keevil JG, Aeschlimann S, Wiebe DA, Folts JD and Stein JH. Effect of ingestion of purple grape juice on endothelial function in patients with coronary heart disease. Am J Cardiol. 2001. 88(5):553 – 555. www.ncbi.nlm.nih.gov/pubmed/11524068

Fitzpatrick DF, Bing B, Maggi DA, Fleming RC and O'Malley RM. Vasodilating procyanidins derived from grape seeds. Ann N Y Acad Sci. 2002. 957:78 – 89. www.ncbi.nlm.nih.gov/pubmed/12074963

Freedman JE, Parker C, 3rd, Li L, et al. Select flavonoids and whole juice from purple grapes inhibit platelet function and enhance nitric oxide release. Circulation. 2001. 103(23):2792 – 2798. www.ncbi.nlm.nih.gov/pubmed/11401934

Krikorian R, Nash TA, Shidler MD, Shukitt-Hale B and Joseph JA. Concord grape juice supplementation improves memory function in older adults with mild cognitive impairment. Br J Nutr. 2010. 103(5):730 – 734. www.ncbi.nlm.nih.gov/pubmed/20028599

Percival SS. Grape consumption supports immunity in animals and humans. J Nutr. 2009. 139(9):1801S – 1805S. www.ncbi.nlm.nih.gov/pubmed/19640969

Falchetti R, Fuggetta MP, Lanzilli G, Tricarico M and Ravagnan G. Effects of resveratrol on human immune cell function. Life Sci. 2001. 70(1):81 – 96. www.ncbi.nlm.nih.gov/pubmed/11764009

Zhang XY, Li WG, Wu YJ, Zheng TZ, Li W, Qu SY and Liu NF. Proanthocyanidin from grape seeds potentiates anti-tumor activity of doxorubicin via immunomodulatory mechanism. Int Immunopharmacol. 2005. 5(7 – 8):1247 – 1257. www.ncbi.nlm.nih.gov/pubmed/15914329

Rowe CA, Nantz MP, Nieves CJ, West RL and Percival SS. Regular Consumption of Concord Grape Juice Benefits Human Immunity. J Med Food. 2011. 14(1 – 2):69 – 78. http://www.ncbi.nlm.nih.gov/pubmed/21138361 industry has experienced a decline in recent years, we believe that due to SRV’s comparatively large market share and strong relationship with its sole customer, Tree Top, our concord grape business will continue to be profitable in the long-term future.

Washington Apple Industry2

In the fertile valleys and plateaus of Washington’s Columbia Basin, growers tend orchards that produce some of the world’s best apples. More than 175,000 acres of apple orchards are nestled in the eastern foothills of the Cascade Mountains at elevations from 500 to 3,000 feet above sea level. The orchards are irrigated with plentiful and cool mountain water. The area first became known to American pioneers at the turn of the 19th century and by 1826, early settlers had discovered that the area’s rich lava-ash soil and plentiful sunshine created perfect conditions for growing apples. The arid climate also meant fewer insect and disease problems providing a smooth finish on the apples. Noting the health and vigor of apple trees planted along stream banks, pioneers developed irrigation systems and by 1889 commercial orchards were established. Most apple-growing districts in Washington State are still located along the banks of major rivers, including the Snake River.

The average size of an orchard is about 50 acres, but some cover as many as 3,000 acres and employ 300 or more workers year-round. An estimated 35,000 to 45,000 pickers are employed during the peak of harvest. Washington State growers successfully harvest a wide variety of apples including Red and Golden Delicious, Granny Smith, Braeburn, Jonagold, Fuji, Gala and many others. Orchardists continually strive to improve growing methods to produce apples that are crisper, juicier, more flavorful and keep better in storage.

New high-density plantings bring orchards into production faster through the use of dwarf trees. These new plantings provide orchardists with a faster return on investment by allowing growers to respond more rapidly to the changing consumer demand for new varieties. The smaller trees improve harvest efficiency because labor is substantially reduced. Because each apple is picked by hand, smaller trees mean less ladder work, saving growers time and money.

Apples of all varieties can be sold either as fresh, or whole, apples, which are cleaned and sold as-is to consumers, or as processed apples, which are used as canned, frozen, dried or sliced apples, or which are processed and turned into apple concentrate, apple sauce or apple juice. In 2011, approximately 67% of the total number of apples produced in the United States were sold as fresh apples, and the remainder were sold as processed apples. In 2011, the commercial fresh and processed apple market constituted approximately $2.4 billion and $341 million in value, respectively. These values constitute an increase of 17% and 19% in the market for fresh and proceed apples, respectively.

In 2012, approximately 9 billion pounds of apples were produced in the United States, approximately 71% of which was produced in Washington State, or approximately 6.5 billion pounds. The United States is the world’s second largest producer of apples, behind the People’s Republic of China. Approximately 25% of every fresh apple grown in the United States is exported. The top ten export markets for U.S. grown apples are Mexico, Canada, India, Taiwan, Indonesia, Hong Kong, United Arab Emirates, Thailand, Russia and Vietnam. The value of U.S. fresh-apple exports from the 2011 crop set a record at approximately $987 million.

The Snake River Vineyards property produces an average of approximately 22,000 bins of apples annually, which is a negligible portion of the total annual apple production in the United States and Washington State. However, with our plans to acquire other farm properties and re-develop our property to plant and grow new, more profitable apple varieties, we believe we can significantly increase our market share.

Business Strategy

Our strategy is to leverage the Taggares name and brand to build relationships with farmers who want to sell their properties with the goal of identifying and acquiring undervalued and off-market properties that we can effectively integrate into our organization to grow profitable crop varieties. In addition, we intend to use our relationships to form long-term strategic partnerships, for example, joint ventures and sales and marketing

2 http://www.bestapples.com/facts/facts_washington.aspx

contracts. We believe that these relationships are a key aspect of our competitive advantage in the Pacific Northwest agriculture industry. In addition, beginning in fiscal 2014, we plan to enhance our growth potential and improve gross margins by increasing our apple and other fruit business through the re-development of our land, by focusing on yield optimization, infrastructure improvements and strategic partnerships.

In summary, our primary goals are to grow our business by:

•	identifying and acquiring undervalued and off-market farm properties;
•	entering into long-term contracts with strategic partners to reduce market risk, such as our contracts with Tree Top and Valicoff Fruit Company, Inc.;
•	re-developing our land to include additional fruit varieties, such as wine grapes, row crops and cherries; and
•	enhance yield optimization through infrastructure improvements.

Competitive Strengths

Strategic Partnerships

We believe that through our family name and our deep-rooted relationships among the Pacific Northwest farming community, we have unique opportunities to forge strategic partnerships that will benefit our business. These strategic partnerships, such as those with Tree Top and our packing shed, greatly enhance our ability to reduce market risk. In addition, we expect our strategic partnerships to create synergies and opportunities to reduce costs. Our strategic partnerships may also improve our profitability and enhance our market share. For example, we may in the future form joint ventures with growers who are experts in a particular crop variety or farming condition, such as row crops, or buyer partners who specialize in the sales and marketing of a particular crop variety.

Proprietary Dealflow

We will leverage our network of family relationships, advisors, board members, agriculture land brokers, and financial institutions in the Pacific Northwest to identify acquisition opportunities in advance of our competitors and while they are off market. Similarly, we believe that our long-term relationships with the members of this network combined with our knowledge of farming will help us identify farms that are undervalued and that present profitable farming opportunities.

Farming Capability

We have extensive experience and knowledge in managing and operating agricultural farmland. Our farm manager for Snake River Vineyards, Jose Contreras, has more than thirty years of experience managing farm operations and has managed over 70 full-time workers and an additional 300 part time workers during harvest. Mr. Contreras has extensive experience with cropland re-development: he is responsible for the re-planting each year of an average of 340 acres of concord grapes, has planted over 300 acres of new apples over the past 30 years and has improved the irrigation infrastructure for new fruit varieties. Peter Taggares III, a consultant to our management, was a Vice President and co-owner of P. J. Taggares Company between 1991 and 2013, where he oversaw farming operations at Snake River Vineyards. Two of our other advisors, A.J. Ochoa and Jason Schlagel, have extensive experience in managing and operating row crops and tree fruit properties, respectively. In addition, Valicoff and Tree Top provide farm consulting for apples and grapes, respectively.

Family Name

The Taggares family has a well-established name with a deep history among farmers and members of the agriculture industry in the Pacific Northwest. Pete Taggares I, who immigrated from Greece in the 1920s, settled in Prosser, Washington on a small piece of land and began many successful businesses. His son, Pete Taggares II, bought a small farm in Othello, Washington that grew to over 4,000 acres with the expansion of the Columbia Basin Irrigation Project. Pete Taggares II established Washington State’s first french fry plant and one of the nation’s largest, Chef Reddy, in the 1960s. In 1971, Pete Taggares II purchased a 3,200 acre parcel of land in Burbank, Washington, which became Snake River Vineyards and one of the world’s largest vineyards. In 1974, he joined J.R. Simplot to develop Sim Tag Farms, a 30,000 acre farm in Boardman, OR.

By then, the Taggares name had become a brand recognizable to most in the Pacific Northwest farming community. Pete Taggares III, a star University of Washington football player, entered the family business at age 24, eventually taking over operations as Vice President and co-owner of P.J. Taggares Company and Snake River Vineyards.

Differentiation

Competitors in our acquisition strategy include companies who are seeking to acquire properties in the Pacific Northwest. These include institutional investors like Hancock Agricultural Investment Group that manage investments in row and permanent cropland throughout the United States and the world. We have observed that these competitors tend to have a different acquisition strategy.(1) Typically, our competitors tend to avoid farms that have old infrastructure or any other land that requires more time and farm expertise to operate. In addition, many of these competitors tend to buy properties and lease them back to sellers or other operators who actually run the farming operations. Since we have the expertise and experience to operate under many challenging farming conditions, we believe we will be able to capitalize on more acquisition opportunities as compared to these competitors. In addition, we intend to acquire our properties and operate them ourselves, or enter into strategic partnerships with sellers or other parties to operate our farms. We believe all of these factors will afford us a larger number of acquisition possibilities as compared to our competitors.

Acquisition Strategy and Opportunity

Our acquisition strategy is to leverage the Taggares name and brand to build relationships with farmers who want to sell their properties with the goal of identifying and acquiring undervalued and off-market properties that we can effectively integrate into our organization to grow profitable crop varieties. Specifically, we plan to acquire properties in the Pacific Northwest to farm row crops or tree fruit with secure water rights that last into perpetuity. In addition, we intend to forge long-term relationships with strategic partners, for example, contract farming arrangements to diversify and scale rapidly into row crops and sales and marketing arrangements. We believe that these relationships are a key aspect of our competitive advantage in the Pacific Northwest agriculture industry.

Farm Re-Development Strategy and Opportunity

We plan to use a part of the proceeds from this offering to re-develop portions of the SRV property to diversify into multiple crop varieties, such as new high-density apple varieties, wine grapes, row crops and cherries to maximize profit. For example, we believe our apple profits could be greatly increased by replacing some of our lower-profit apple trees with high-density apple trees that grow high-profit apple varieties. This re-development strategy centers on yield optimization, infrastructure improvements and strategic partnerships. With the proceeds of this offering, we intend to enhance the SRV property through the use of pruning techniques, frost prevention and other infrastructure improvements to enhance the yield of fruit we are able to produce. We believe our farm management techniques will also give our farm managers the flexibility to take steps to increase yield in response to changing conditions. We also intend to enter into strategic partnerships, like buyer alliances that enhance the profitability of the farm and afford us greater control and visibility. For example, our partnership with our packing shed will give us some assurances about the price we will receive for our apples, and greater control over when our apples are sold to market.

In summary, our re-development strategy is to maximize profit per acre and diversify into multiple crop varieties to reduce weather and market risk. Our re-development plan will involve the following:

•	infrastructure improvements to reduce weather risk profile, such as building retention ponds and wind machines for frost control;
•	enhancing crop yield optimization by adding additional labor for pruning and thinning of plants;
•	enhancing crop quality optimization by engaging consultants;
•	re-grafting of existing apple trees to grow different apple varieties; and
•	new plantings of new apple varieties, wine grapes, row crops and cherries.

(1) http://harg.jhancock.com/strategy.htm

Based on fiscal 2013 and 2012 results of operations, SRV generated net income per acre of $645 and $2,006, respectively, for concord grapes and $3,516 and $10,934, respectively, for its existing apple varieties. We currently estimate that re-grafted apples will require approximately two years, new apple varieties will require approximately five years, wine grapes will require approximately three years, and cherries will require approximately three years before they are in full production, respectively. Once we are able to sell new apple and fruit varieties, we project we will be able to generate greater net income per acre from new apple and fruit varieties than with our current concord grape and apple varieties.

Current Products

SRV currently grows concord grapes and apples of many varieties, of the types and on approximate acreage as set forth in the following table.

Variety of Fruit	Approx. Acreage
Concord grape	2,400
Fuji apple	261
Gala apple	41
Golden Delicious apple	51
Braeburn apple	31
Pink Lady apple	27
Red Chief apple	14
Cameo apple	10
Scarlet apple	3

As a small company, we will have very little pricing power. Generally, the local market determines the price for grapes and apples based on supply and demand, and our customers purchase our products based on an average of the local market price. However, because of the pricing terms under our contracts with our apple packing shed and TreeTop, Inc., we have some power and visibility with respect to the pricing for our products. See “Sales and Marketing” on page 41 of this prospectus for more information.

Growing, Picking and Distribution

Grapes

The production process for SRV’s concord grapes is straightforward: the concord grapes are grown on vines located on approximately 2,400 acres of land on the SRV property. In the first and second fiscal quarters of each year (December through May), SRV prunes, thins and fertilizes its grape vines with the goal of enhancing crop yield. In the fourth fiscal quarter of each year (September through November), SRV harvests the grapes with the use of mechanical vehicles. The picked grapes are immediately placed into containers and loaded onto trucks for delivery to the processing facility of our SRV’s concord grape customer, Tree Top The grapes are picked and distributed to Tree Top within hours. SRV bears risk of loss for the grapes until they are delivered to Tree Top’s processing facility and unloaded. In fiscal 2010, 2011 and 2012, SRV’s 2,400 acres of concord grapes yielded approximately 17 million, 2.5 million and 15 million tons, respectively, or a yield per acre of approximately 7.42, 1.05 and 6.18, respectively. We attribute the reduction in yield in 2011 and 2012 to a freeze that occurred in November 2010.

Of the approximately 2,400 acres located on the SRV property dedicated to concord grapes, 111 of them have been certified by the Washington State Department of Agriculture as organic in accordance with Title 7 CFR Part 205 of the National Organic Program and the rules and regulations promulgated thereunder by the US Department of Agriculture.

Apples

Similarly, the production process for SRV’s apple varieties is simple: the apples are grown on trees located on approximately 440 acres of land on the SRV property. In January through July of each year, SRV prunes, fertilizes and maintains its apple trees to maximize crop yield. In August through November of each year, SRV picks the apples with the use of manual labor. SRV’s packing sheds supply apple crates, called bins, which they place throughout the apple orchards in each row. SRV’s pickers pick the apples and place them into the bins. When full, the bins are placed onto flatbed trucks with the use of forklifts. The trucks then transport the apple bins to the packing sheds, which are located from 25 to 150 miles away. The apples are picked and distributed to the packing sheds within hours. Even though the trucks are owned by the packing sheds, SRV bears risk of loss for the apples until they are finally delivered to the customer to which the packing shed sells the apples. In fiscal 2010, 2011 and 2012, our approximately 460 acres of apples yielded approximately 21,000, 17,000, and 32,000 bins, respectively, or a yield per acre of approximately 45.2, 38.0 and 70.6, respectively. We attribute the reduction in yield in 2011 to a frost that occurred in November 2010 and the fact that the 2011 crop was an “alternate bearing” crop year.

“Alternate bearing” refers to the tendency of an entire tree to produce a greater than average crop one year, and a lower than average crop the following year. This phenomenon is common in many perennial trees and shrubs, including apple trees. In recent years, 2011 was an “alternate bearing” crop year for SRV’s apple crop, in which SRV experienced a lower than average apple crop yield. As part of our re-development strategy, we plan to purchase new apple rootstock in part to grow apple trees that may avoid this alternate bearing phenomenon. However, we cannot guarantee that we will successful in avoiding the alternate bearing phenomenon in our new apple trees, the success of which is dependent on factors largely outside of our control.

Sales and Marketing

SRV sells our grapes exclusively to Tree Top, and SRV has entered into a long-term contract, which was recently renegotiated and now extends until December 2018 and contains volume, pricing and other related terms. As such, we do not anticipate that this relationship will change for the foreseeable future. SRV sells its apples to one or more apple packing sheds, with whom SRV has done business for many years. After this offering, we intend to enter into a long-term contract with Valicoff Fruit Company, Inc. to ensure stability in our apple pricing, based on a non-binding letter of intent which is included as an exhibit to this prospectus. We do not engage in any sales or marketing activities outside of our existing relationships with Tree Top or the packing shed. However, Valicoff uses a subcontractor, Sage Marketing, that will engage in sales and marketing activities on our behalf after we deliver our apples to Valicoff. We expect that under our contract with Valicoff, we will have the ability to control the timing of and volume of our apple sales to the market. As such, although we rely on the sales and marketing efforts of Sage Marketing to obtain the best price for the apples we sell to them, we have some control over when they proceed with these efforts.

SRV’s agreement with Tree Top provides that SRV sells all of the concord grapes it produces to Tree Top at the average of the market price, which is determined based on the local market price for concord grapes. Two large companies in Eastern Washington, The J.M. Smucker Company, and affiliated entities, and Milne Fruit Products, Inc., and affiliated entities, effectively set the market price for concord grapes based on their production capability and purchasing power. The market price for concord grapes is determined in September of every year, and Tree Top pays an amount equal to the average competitive posted cash field price per ton times the number of tons delivered to Tree Top, subject to minimum and maximum prices in accordance with our contract with Tree Top. 50% is paid at delivery, and the balance is paid incrementally every two weeks thereafter, with the remainder payable on or before January 31st of every year.

Following this offering, we expect to enter into a long-term agreement with Valicoff that will provide that we sell all of the apples we produce to Valicoff, and Valicoff will receive, store, pack, market, sell and deliver our apples to the fresh apple market. This agreement will be based on the non-binding letter of intent we have received from Valicoff, which is included as an exhibit to this prospectus. Under our prospective agreement with Valicoff, we will expect to receive from Valicoff a rebate for each carton of packed fruit produced, prorated accordingly depending on the number of packed cartons per bin. We will be eligible to participate in this rebate program only if we deliver a certain minimum number of bins to Valicoff for packing each year. As mentioned above, Valicoff uses Sage Marketing as a subcontractor for the sales and marketing activities it performs on our behalf.

Crop Insurance

The current U.S. farm bill, the Agricultural Act of 2014 (the “Farm Bill”), provides a crop insurance system that offers a safety net for farm operators in the event that primary row crop prices decline below profitable levels. In general, crop insurance under the Farm Bill operates as follows. A crop insurance contract is entered into between insured farmers and their insurance providers. Either party has the right to cancel or terminate the contract at the end of each crop year. Unless the contract is canceled, it is normally automatically renewed the next year. Under the contract, the insured farmer agrees to insure all the eligible acreage of a crop planted in a particular county. This choice is made county by county and crop by crop. All eligible acreage must be insured to reduce the potential for adverse selection against the insurance provider. Adverse selection generally exists whenever the insured person has better knowledge of the relative riskiness of a particular situation than the insurance provider does. The insurance provider agrees to indemnify (that is, to protect) the insured farmer against losses that occur during the crop year. In most cases, the insurance covers loss of yield exceeding a deductible amount. Losses must be due to unavoidable perils beyond the farmer's control. Over the last few years, products that combine yield and price coverage have been introduced. These products cover loss in value due to a change in market price during the insurance period, in addition to the perils covered by the standard loss of yield coverage. Crop insurance policies also typically indemnify the insured person for other adverse events, such as the inability to plant or excessive loss of quality due to adverse weather. The nature and scope of this “helper” coverage vary depending on the crop. This is because of the differences in the individual natures of crops.

The crop insurance carried by Snake River Vineyards insures its grape and apple crops against adverse events like weather, disease and insects, and is extended to SRV pursuant to the Farm Bill. If in any year either of our apple or grape crops experience a qualified adverse event, we file a claim with our insurance company and the insurance company pays us an amount equal to 100% of the established price of the crop times a certain percentage of the average yield for such crop in prior years. In previous years, SRV’s crop insurance has covered 70% of the average yield for concord grapes, and 65% of the average yield for apples. In recent years, SRV has filed crop insurance claims due to frost and freezes in fiscal 2013 and fiscal 2011, respectively, in the amounts of $600,000 and $1,965,244, respectively.

The process of making a claim for crop insurance under our current coverage is as follows. SRV must initiate a claim within 72 hours of the discovery of damage, and the actual adjustment of the claim does not begin until after the “end of insurance.” The end of insurance occurs upon the earlier to occur of the completion of harvest of the crop, the calendar date provided in special provisions in the insurance policy (October for grapes, November for apples), or the destruction of the crop. The insurance company then has 60 days to adjust the claim, or file for an extension for finalization. After the claim is finalized, if the amount of the claim is over $250,000, the claim goes through an audit process, the timeline for which depends in part on how quickly SRV provides the requested information to the insurance company. Typically for claims that SRV has made in recent years, claims have been finalized and paid in January or February of the year following the year in which the claim was made.

To the extent the crop insurance portion of the Farm Bill does not cover claims we may have in the future, we may need to obtain crop insurance on the private insurance market. We expect that private crop insurance will be more expensive than crop insurance under the Farm Bill.

Backlog

SRV does not produce its products against a backlog of orders. SRV manages its production and stock levels based on crop yields, and SRV sells nearly 100% of its yield every harvest season. We believe that backlog information is not material to understanding our overall business and should not be considered a reliable indicator of our ability to achieve any particular level of revenue or financial performance.

Seasonality

The sale of grapes and apples is affected by the seasonal nature of grape and apple production. SRV’s sales occur exclusively in the third and fourth fiscal quarters, SRV recognizes grape revenue exclusively in the fourth fiscal quarter and recognize apple revenue in the third and fourth fiscal quarters of the year following delivery to the customer. As a result of the seasonal nature of SRV’s business, its working capital requirements are typically greatest in the third and fourth fiscal quarters since labor costs are highest this time.

Proprietary Rights

Ownership of and access to intellectual property rights is not currently an important aspect of our business. In the future, we may deem it appropriate to implement proprietary rights protections to the extent we develop important intellectual property rights.

Competition

Competition in the grape and apple industries in Washington and internationally is intense. SRV faces direct competition by other grape and apple companies, including small family-owned businesses, as well as subsidiaries or other affiliates of large companies, some of which have substantially greater resources than we do. As we focus more of our business on the acquisition of other farm properties and consolidation of our business among multiple fruit and plant varieties, we will face competition from small family-owned businesses, local land developers and large companies and investment trusts that specialize in the development of farmland.

SRV’s principal competitors in the Pacific Northwest concord grape industry are The J.M. Smucker Company and affiliated entities and Milne Fruit Products, Inc. and affiliated entities. The Washington apple industry is comprised of hundreds of small, independently and family-owned farms, none of which have significant market share to constitute any particular competitive advantage. We believe that the key competitive drivers in the industry are proven performance, customer support in the field and value, which takes into account not simply the price of fruit but also yield in the field. We believe we have a competitive advantage over many of our competitors because:

•	our past success and anticipated future success in forging long-term relationships with strategic partners in the farming community, such as with our packing shed;
•	our knowledge of and ability to capitalize on off-market purchases of farmland properties;
•	our extensive experience and knowledge in managing and operating agricultural farmland; and
•	our legacy as being operated and partially owned by the Taggares family, which has owned and operated farms in the Eastern Washington area since the 1920s and has a known, well-respected brand and strong local relationships and partnerships;
•	our ability to re-develop our properties to maximize profit per acre (see “Farm Re-Development Strategy and Opportunity” above).

However, some of our existing and potential competitors have substantially larger crop yields, and more capabilities and financial, marketing and human resources than we do. As a result, these competitors may:

•	succeed in developing products that are equal to or superior to our products or potential products or that achieve greater market acceptance than our products or potential products;
•	devote greater resources to developing, marketing or selling their products;
•	respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render our products or potential products obsolete or less preferable;
•	withstand price competition more successfully than we can;
•	establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our customers or prospective customers; and
•	take advantage of acquisition or other opportunities more readily than we can.

Also, we expect that additional competitors, both foreign and domestic, may enter the fruit farming business as yields and prices increase.

Environmental and Regulatory Matters

Our agricultural operations are subject to a broad range of evolving environmental laws and regulations. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act.

These environmental laws and regulations are intended to address concerns related to air quality, storm water discharge and management and disposal of agricultural chemicals.

Compliance with these laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns are, however, inherent in most major agricultural operations, including those conducted by us, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, and further restrictions on the use of agricultural chemicals, could result in increased compliance costs.

We are also subject to numerous other laws and regulations applicable to businesses operating in Washington State, including, without limitation, health and safety regulations.

Property

Following this offering and completion of our acquisition of Snake River Vineyards (“SRV”), we will own our land and related facilities, which are located on approximately 3,200 acres at 17855 Washington 124, Burbank, WA 99323. SRV contains approximately 2,400 acres of concord grape vineyards, approximately 440 acres of apple trees, approximately 200 acres of infrastructure, roads and facilities and the remainder are in reserve for future development. See below for maps of SRV.

SRV’s water resources include water rights, including usage rights and pumping rights, to the waters of the Snake River. SRV’s water rights permit SRV to pump water directly from the Snake River through a pumping station located in the main flow of the Snake River. SRV’s water rights, to which we will succeed in connection with our acquisition of SRV, are certificated by the State of Washington Department of Ecology under Certificate of Surface Water Rights No. 11864 issued on April 25, 1972 and modified November 23, 2004, and Certificate of Surface Water Rights No. 9729 issued August 30, 1966 and modified November 23, 2004.

We believe that our land and facilities are generally well maintained and are in good operating condition. Except for certain aging infrastructure, equipment and facilities which we will replace or repair with some of the proceeds of this offering, we believe that our facilities will be adequate for our needs in the foreseeable future.

Employees

As of February 25, 2014, Taggares Agriculture Corp. had one full-time employee, our Chief Executive Officer, and one part-time employee, our Chief Financial Officer. SRV employs approximately 70 full-time employees, a farm manager and a bookkeeper. SRV’s labor requirements typically peak during harvest in the third and fourth fiscal quarters, when SRV generally uses temporary labor to supplement its full-time work force. During harvest, SRV employs approximately 350 part-time seasonal employees. None of our or SRV’s employees is represented by a labor union. We consider our relations with our employees to be good.

Legal Proceedings

We are not a party to any material legal proceedings.

Corporate History

Snake River Vineyards, a Washington joint venture, was formed in 1979. Bubby T, LLC, a Washington limited liability company, was formed in May 2012. We incorporated in Delaware in January 2014 as Taggares Agriculture Corp. for the purpose of acquiring the business operations and assets of SRV. Upon completion of this offering, we will acquire substantially all of the business operations and assets of SRV, and we will operate its business under the name Taggares Agriculture Corp.

MANAGEMENT

Executive Officers, Directors, Key Employees and Key Consultants

The following is a brief description of the principal occupation and recent business experience of each of our executive officers, directors, key employee and key consultant and their ages as of February 25, 2014:

Name	Age	Position
Kent L. Johnson	70	Chairman of the Board; Audit Committee Chair
Dana Behar	52	Director
Peter J. Taggares IV	31	President, Chief Executive Officer and Director
Catherine M. Campbell	44	Chief Financial Officer, Treasurer and Secretary
Peter J. Taggares III	63	Farm Consultant
Jose Contreras	58	SRV Farm Manager

Kent L. Johnson.  Mr. Johnson has been nominated to our Board of Directors and the Chairman of the Board and will be elected to such roles effective upon the completion of this offering. Mr. Johnson currently serves as managing director and co-founder of Aebig & Johnson Business Resolutions, LLC, a provider of receiver and trustee management services and litigation support. In his role at Aebig & Johnson, Mr. Johnson also serves as an expert witness and advisor on management and board of director’s fiduciary duties and responsibilities. He is also an adjunct professor of masters-level business management courses at Seattle University. Mr. Johnson currently serves on the boards of directors of Halosource Corporation (HALO.L), Vera Whole Health, and Access Technology Solutions. Formerly, Mr. Johnson served on the boards of directors and audit and compensation committees of F5 Networks (FFIV), Timeline (TMLN), Ostex International (OSTX), SelfCharge Battery and Overdrive Systems of Cleveland, Ohio. Mr. Johnson served on the board of trustees of Seattle University for ten years and was a member of its audit committee. Mr. Johnson was awarded his BA degree in accounting in 1968 from the University of Washington and his master of business administration from Seattle University in 1972. He received his CPA certificate in 1971 (now non-practicing) and his NASD broker/dealer license (now non-practicing) in 1995. His prior work experience has included working as a certified public accountant for Arthur Andersen, LLP, chief executive officer of two software companies (Microrim and Overdrive Systems), chief operating officer of Brazier Forest Industries, President and Co-Founder of Alexander Hutton Capital, LLC, an NASD broker/dealer and investment banking firm, and Managing Director and Co-Founder of Alexander Hutton Venture Partners, a $100 million venture capital firm. Mr. Johnson was also a Distinguished Military Graduate (DMG) of the U.S. Army OCS and was a nuclear missile officer. In this capacity he received the Army Commendation Medal for meritorious service. He is a member of the National Association of Corporate Directors. Because of his broad experience in business, finance, accounting and corporate governance, including with public companies, we believe Mr. Johnson is a valuable member of our Board of Directors and is well qualified to serve on our Board and Audit Committee.

Dana D. Behar.  Mr. Behar has been nominated to our Board of Directors and will be elected as a director effective upon the completion of this offering. Mr. Behar currently serves as president and chief executive officer of HAL Real Estate Investments (“HAL REI”) located in Seattle, Washington. HAL REI is a US-based real estate investment subsidiary of HAL Trust, a publicly traded European private equity investment firm. Mr. Behar joined HAL REI in 1992. Prior to HAL REI, Mr. Behar led several start up companies, served as Director of Marketing of Egghead Software, worked in brand management at Procter and Gamble, and was a management consultant with the Wharton Small Business Development Center. Mr. Behar holds a bachelor of arts in business from the University of Washington, a Masters of Business Administration degree from the Wharton School of the University of Pennsylvania, and an AMDP from the Harvard Graduate School of Design. Mr. Behar serves on the boards of HAL REI, Capitol Hill Housing, the Samis Foundation, and the Advisory Board of the Urban Land Institute Northwest. He has previously served on the Seattle Landmarks Preservation Board, the Seattle Design Review Board, and the board of directors of Taco Del Mar. Because of his broad experience in business and finance, we believe Mr. Behar is a valuable member of our Board of Directors and is well qualified to serve on our Board and Audit Committee.

Peter J. Taggares IV.  Mr. Taggares was appointed our President, Chief Executive Officer and a director in January 2014. Mr. Taggares is a fourth-generation member of the Taggares family and experienced farming first-hand on Snake River Vineyards and on many other farms controlled by the Taggares family. In his youth, Mr. Taggares forged many long-term relationships in the Pacific Northwest farming community. In 2013, Mr. Taggares returned to his roots in agriculture. Since 2013, Mr. Taggares has consulted with SRV’s farm manager and chief financial officer, assisting with the transition of SRV’s business and farming operations and obtaining a revised agreement with Tree Top and a letter of intent with Valicoff. From January 2012 to January 2013, Mr. Taggares was responsible for Enterprise Risk Management at Energy Northwest, which is a Joint Operating Agency that owns and operates four electricity generating stations in the Pacific Northwest. While at Energy Northwest, Mr. Taggares was responsible for developing its enterprise risk management process and risk analysis with the management team and board of directors. Between August 2008 and January 2012, Mr. Taggares served as Vice President of Business Development at Global Hospitality Investments, a private company that managed luxury hotels and develops master plan communities in Acapulco, Mexico and Hamilton, Bermuda. Mr. Taggares also is currently co-owner of three other businesses, Agri-Staff, LLC, HT2 Franchising, LLC and Eastern Washington Flooring, LLC, which operate labor staffing, franchising and commercial flooring businesses, respectively. He has some management responsibilities for these other businesses, but he will devote such time as is necessary to carry out his functions as our President, Chief Executive Officer and a Director. Mr. Taggares holds a Masters of Business Administration degree from Arizona State University and a Bachelor of Arts in Business Administration and Finance from the University of Washington.

Catherine M. Campbell.  Ms. Campbell has served as our Chief Financial Officer, Treasurer and Secretary since February 2014. She will devote such time as is necessary to carry out her functions as our Chief Financial Officer, which we expect will be approximately 80 hours per month. Between 2010 and early 2014, Ms. Campbell was Chief Financial Officer and Controller of TC Global, Inc. dba Tully’s Coffee, where she was responsible for all aspects of the financial accounting cycle, public reporting, preparation of consolidated financial statements, and all accounting and finance functions. Between 2005 and 2007, Ms. Campbell was director of external reporting at Cray Inc, where she was responsible for public reporting to the SEC, Sarbanes-Oxley compliance, and GAAP compliance and internal controls. Before 2005, Ms. Campbell served as a senior consultant and project manager at Sarbox Solutions, Inc. in Bellevue, Washington between 2003 and 2005, corporate controller at drugstore.com, inc. in Bellevue, Washington between 2002 and 2003, and corporate controller at Concur Technologies, Inc. in Redmond, Washington between 1999 and 2002. Ms. Campbell holds a Bachelor of Business Administration with a major in Accounting from the University of Alaska at Anchorage, where she graduated with honors.

Peter J. Taggares III.  Peter J. Taggares III has served as a consultant to our management since our inception in January 2014. Mr. Taggares will devote approximately 25 hours per month, consulting with our Chief Executive Officer and management on matters related to farm operations. Mr. Taggares will also advise our Chief Executive Officer and board of directors on matters related to farm acquisitions, strategic partnerships, and relationship-building among the Pacific Northwest farming community. In particular, Mr. Taggares will focus on maintaining a strong relationship with our packing shed partner, Valicoff Fruit Company, Inc.. Between 1991 and 2013, Mr. Taggares was a Vice President and co-owner of P. J. Taggares Company, where he oversaw farming operations at Snake River Vineyards.

Jose Contreras.  Since 1992, Mr. Contreras has served as the farm manager of Snake River Vineyards, responsible for managing all farm operations including growing practices (pruning, trimming and fertilizing, labor management, irrigation management and harvest. Following the completion of this offering, Mr. Contreras will continue to serve as farm manager for our Snake River Vineyards property as an employee of Taggares Agriculture Corp. Mr. Contreras manages over 70 full-time workers and an additional 300 part-time workers during harvest. Mr. Contreras has extensive experience with cropland re-development: he is responsible for the re-planting each year of an average of 300 acres of concord grapes, has planted over 300 acres of new apples over the past 30 years and has improved the irrigation infrastructure for new fruit varieties. Mr. Contreras is fluent in English and Spanish.

The board of directors has determined that, once elected, each of Mr. Johnson and Mr. Behar will be an “independent director” as defined in Rule 5605 of the Marketplace Rules of the NASDAQ Stock Market, a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, and an “outside director” as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Following the completion of this offering, one of our directors, to be selected prior to the completion of this offering, will hold office until the next annual meeting of stockholders, two of our directors, Kent L. Johnson and Dana D. Behar, will hold office until the annual meeting of stockholders held in 2016, and one of our directors, Peter J. Taggares IV, will hold office until the annual meeting of stockholders held in 2017, or until their earlier death, resignation, disqualification, and until their successors are duly elected and qualified. Board vacancies and newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, disqualification, removal or other cause may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. The executive officers are appointed by the board and serve at their discretion.

Management Advisory Board

A.J. Ochoa.  Following the completion of this offering, Mr. Ochoa will begin serving as a management advisor, consulting with respect to the acquisition of row crop properties and row crop growing practices. Mr. Ochoa is currently owner of Terra Gold Farms, a potato grower located in Othello, Washington.

Jason Schlagel.  Following the completion of this offering, Mr. Schlagel will begin serving as a management advisor, consulting with the Company with respect to its farm operations. Since 2012, Mr. Schlagel has served as director of viticulture for Wahluke Wine Company, overseeing farming of 12 distinct vineyard sites totaling nearly 2,300 acres. Between 2008 and 2012, Mr. Schlagel was viticulturist for Ste. Michelle Wine Estates, including the Horse Heaven Hills AVA. Mr. Schlagel currently serves on the board of directors for the Washington Association of Wine Grape Growers. Mr. Schlagel holds a bachelor of science in horticulture from Washington State University.

Greg Armatrout.  Following the completion of this offering, Mr. Armatrout will begin serving as a management advisor, providing financial advice to the Company’s Chief Executive Officer. Between 2003 and 2013, Mr. Armatrout was responsible for corporate planning, budgets, corporate insurance, enterprise risk management and treasury operations for Energy Northwest, a joint operating agency that owns and operates four electricity generating stations in eastern Washington. Between 1993 and 2003, Mr. Armatrout was manager of treasury operations for Energy Northwest, where he managed over $6 billion in debt and $700 million in investments. Mr. Armatrout holds a Bachelor of Science in Accounting and Finance from Washington State University.

Derrick Stricker.  Following the completion of this offering, Mr. Stricker will begin serving as a management advisor, advising management on business development. Between late 2008 and 2011, Mr. Stricker was a Financial Analyst for Bally Total Fitness, where he assisted in its restructuring process following its Chapter 11 filing in 2008. In 2008, Mr. Stricker was a Corporate Financial Analyst at Howe, Barnes Hoefer & Arnett, where he assisted on mergers and acquisitions and financing transactions for its clients. Mr. Stricker holds a degree in Economics and Political Science from Gonzaga University, and is a Certified Commercial Investment Member. Mr. Stricker serves as a member of the board of directors for the Regional Chamber of Commerce of Tri-Cities, serves as President of the Tri-Cities Gonzaga Alumni Chapter and serves on the City of Kennewick, Washington Blue Ribbon Committee.

Tom Dickey.  Following the completion of this offering, Mr. Dickey will begin serving as a special advisor to management, consulting on matters related to the transition of Snake River Vineyards operations including budgeting, accounting and crop insurance. Since 1984, Mr. Dickey has served as Chief Financial Officer and Managing Partner of P.J. Taggares Co. Mr. Dickey holds a Bachelor of Arts in Accounting and Finance from University of Oregon. In connection with consulting services rendered post-offering to us in connection with the acquisition of SRV, Mr. Dickey will receive cash compensation of $100,000.

Board Committees

Upon completion of  this offering, the board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee.  Our Audit Committee will oversee our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors on at least an annual basis;
•	pre-approving the audit and non-audit services to be performed by the independent auditors;
•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;
•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and
•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Our Audit Committee will be comprised of Kent L. Johnson and Dana D. Behar. Mr. Johnson serves as Chairman. All of the members of the Audit Committee will be independent under the rules of the Securities and Exchange Commission and the New York Stock Exchange. The board has also determined that Mr. Johnson and Mr. Behar will each qualify as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission.

Compensation Committee.  Our Compensation Committee will assist our board of directors in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities will include the following:

•	approving the compensation and benefits of our current and prospective executive officers;
•	reviewing the performance objectives and actual performance of our officers;
•	reviewing and making recommendations to the board of directors regarding incentive compensation plans and equity-based plans;
•	reviewing the Company’s executive compensation disclosure in periodic reports; and
•	administering our stock option and other equity compensation plans.

Our Compensation Committee will be comprised of Dana D. Behar and Kent L. Johnson. Mr. Behar will serve as Chairman.

Nominations Committee.  Our Nominations Committee will assist the board by identifying and recommending individuals qualified to become members of our board of directors, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities will include the following:

•	evaluating the composition, size and governance of our board of directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees;
•	establishing a policy for considering stockholder nominees for election to our board of directors;
•	evaluating and recommending candidates for election to our board of directors;
•	establishing a policy for reviewing director independence;
•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes; and
•	reviewing and monitoring compliance with our Code of Conduct, and our other corporate governance and reporting policies we may adopt from time to time.

Our Nominations Committee will be comprised of Kent L. Johnson and Dana D. Behar. Mr. Johnson serves as Chairman.

Limitation of Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;
•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or
•	for transactions from which the director derived improper personal benefit.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification provided by our certificate of incorporation and bylaws, we plan to enter into agreements to indemnify our current and future directors and executive officers. These agreements, among other things, require us to indemnify these directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Executive Compensation

Executive Officers

At November 30, 2013, the SRV business was operated as a joint venture. Consequently, there were no executive officers at the close of our last fiscal year. Moreover, none of our current executive officers provided services to the joint venture during the fiscal year ended November 30, 2013 other than Jose Contreras, the SRV Farm Manager. As a joint venture, stock options and other equity awards were not part of the compensation or capitalization structure of Snake River Vineyards, J.V. During its last fiscal year, Mr. Contreras was paid $80,000 for his full-time service to Snake River Vineyards, J.V. Mr. Taggares, our President and Chief Executive Officer did not receive any compensation from us for his services, nor did he or any other officer receive additional compensation from Snake River Vineyards. We are aware that Mr. Taggares is entitled to receive a $60,000 payment as compensation for certain consulting services he provided to Monson Fruit Company, one of SRV’s packing shed partners. Our management determined that the value of the services he provided to us in the last fiscal year was immaterial to our financial statements taken as a whole.

We have entered into an Employment Agreement with Peter J. Taggares IV, our President and Chief Executive Officer, effective February 21, 2014. Under his employment agreement, Mr. Taggares is eligible to receive an annual salary of $150,000, a monthly medical allowance of $1,000, a monthly car allowance of $1,000, and landscaping services to be provided by a Company employee for his personal residence. The agreement provides that Mr. Taggares is eligible for an annual bonus targeted at 100% of his then-current base salary, which will be payable following Mr. Taggares’s achievement of goals determined by our board of directors or compensation committee presented to Mr. Taggares within thirty days of commencement of the applicable bonus year. Upon termination by the Company without cause, or by Mr. Taggares for good reason, subject to his execution of a separation agreement and release of claims, Mr. Taggares will be entitled to twelve months of his then-current base salary and continuation of benefits for twelve months following his date of termination. Mr. Taggares’s employment agreement further provides for reimbursement of reasonable expenses incurred in connection with the performance of the agreement, protection of our confidential information, limitation of Mr. Taggares’s liability and indemnification of Mr. Taggares under our standard form of indemnification agreement entered into with our officers and directors.

We have entered into an Employment Agreement with Catherine M. Campbell, our Chief Financial Officer, Treasurer and Secretary, effective February 10, 2014. Ms. Campbell has agreed to make herself available to perform the functions of our Chief Financial Officer, Treasurer and Secretary for an annual salary of $96,000. In addition, Ms. Campbell will be eligible to receive options to purchase shares of our common stock and restricted stock pursuant to our 2014 Equity Incentive Plan concurrent with the completion of this offering, in an aggregate amount representing 0.3% of our fully diluted capital stock following the completion of this offering, at an exercise price and price per share, respectively, equal to the price per share of our common stock issued in this offering. The agreement provides that Ms. Campbell is eligible for an annual bonus targeted at 100% of her then-current base salary, which will be payable following Ms. Campbell’s achievement of goals determined by our board of directors or compensation committee and presented to Ms. Campbell within thirty days of commencement of the applicable bonus year. Upon termination by the Company without cause, or by Ms. Campbell for good reason, subject to her execution of a separation agreement and release of claims, Ms. Campbell will be entitled to twelve months of her then-current base salary and continuation of benefits for twelve months following her date of termination. Ms. Campbell’s employment agreement further provides for reimbursement of reasonable expenses incurred in connection with the performance of the agreement, protection of our confidential information, limitation of Ms. Campbell’s liability and indemnification of Ms. Campbell under our standard form of indemnification agreement entered into with our officers and directors.

We have entered into an Employment Agreement with Jose Contreras, our SRV Farm Manager, effective as of the completion of this offering. Under his employment agreement, Mr. Contreras will be eligible to receive an annual salary of $80,000 and the use of a Company-owned pickup truck, which will be replaced with a new truck once the then-current truck has been in use for 36 months. In addition, Mr. Contreras will be eligible to receive options to purchase 20,000 shares of our common stock pursuant to our 2014 Equity Incentive Plan concurrent with the completion of this offering, at an exercise price equal to the price per share of our common stock issued in this offering, all of which will vest on the five-year anniversary of the commencement of Mr. Contreras’s employment. The agreement will provide that Mr. Contreras will be eligible for an annual bonus targeted at $40,000 annually, which will be payable following Mr. Contreras’s achievement of goals determined by our board of directors or compensation committee presented to Mr. Contreras within thirty days of commencement of the applicable bonus year. Upon termination by the Company without cause, or by Mr. Contreras for good reason, subject to his execution of a separation agreement and release of claims, Mr. Contreras will be entitled to three months of his then-current base salary and continuation of benefits for three months following his date of termination. Mr. Contreras’s employment agreement further provides for reimbursement of reasonable expenses incurred in connection with the performance of the agreement and protection of our confidential information.

Advisor Compensation

As compensation for transition services rendered post-offering to us in connection with the acquisition of SRV, we will pay to Tom Dickey and Susan Beard $100,000 and $10,000, respectively.

Non-Employee Director Compensation

We may use cash and equity compensation to attract and retain qualified non-employee candidates to serve on the board of directors. In setting outside director compensation, we will consider the significant amount of time that directors expend in fulfilling their duties to our company, as well as the skill set each outside director brings as a member of the board.

Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive annual cash retainers, as well as equity awards under our 2014 Equity Incentive Plan for service on our board of directors and committees of our board of directors. The terms of this compensation will be determined by the Board of Directors in its discretion. Directors who are also our employees will not be eligible to receive additional compensation for their service as directors.

Inasmuch as we did not begin operating as a corporation until January 2014, we had no directors in the fiscal year ended November 30, 2013 and accordingly, paid no director compensation in that year.

2014 Equity Incentive Plan

We have adopted Taggares Agriculture Corp. 2014 Equity Incentive Plan (“Incentive Plan”). The purposes of the Incentive Plan are to assist us in attracting and retaining selected individuals to serve as employees, directors and consultants who are expected to contribute to our success, to provide incentives that align the interests of our employees, directors and consultants with those of our stockholders and to promote the success of our business.

Shares Available.  310,065 shares of our common stock may be subject to awards under the Incentive Plan. The shares may be subject to adjustment in the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the shares. If any shares subject to an award are forfeited, an award expires or otherwise terminates without issuance of shares, or an award is settled for cash or does not result in the issuance of shares, the shares will again be available for issuance under the Incentive Plan.

Eligibility.  Employees, directors and consultants are eligible for awards under the Incentive Plan. The Compensation Committee may also grant substitute awards in connection with acquisitions and business combinations.

Administration.  The Compensation Committee of our board will oversee the administration of the Incentive Plan. The Compensation Committee will have the authority to interpret the Incentive Plan and make all determinations necessary or desirable for its administration. The Compensation Committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

Forms of Awards.  Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) SARs, (iii) restricted stock, and (iv) restricted stock units or RSUs.

Options.  Options are rights to purchase shares of our common stock at a price and during a period determined by the Compensation Committee. The exercise price of an option will not be less than the fair market value of our common stock on the date of the option grant. Options generally expire no later than 10 years after the date of grant.

SARs.  A SAR entitles the participant to receive, upon exercise, an amount equal to the excess of (i) the fair market value of one share of our common stock on the date of exercise (or such amount less than such fair market value as the Compensation Committee will determine at any time during a specified period before the date of exercise) over (ii) the grant price of the SAR on the date of grant. The Compensation Committee may provide SARs in tandem with options, in tandem with any award (other than an option) or without regard to any option or other award. The Compensation Committee determines whether payment of a SAR will be made in cash, in whole shares or other property.

Restricted Stock/RSUs.  Restricted stock is any share issued with the restriction that the participant may not sell, transfer, pledge or assign such share and with such other restrictions as the Compensation Committee, in its sole discretion, may impose. A RSU is an award that is valued by reference to a share, which value may be paid to the participant by delivery of shares, cash or other property as determined by the Compensation Committee. Restrictions on restricted shares and RSUs may lapse separately or in combination at such times, in installments or otherwise, as the Compensation Committee deems appropriate.

Internal Revenue Code Section 162(m) Provisions.  If the Compensation Committee determines that a restricted stock award, a RSU, a performance award or any other share-based award is intended to be subject to the Internal Revenue Code (“Code”) Section 162(m) provisions of the Incentive Plan, the lapsing of restrictions thereon and the distribution of cash, shares or other property, as applicable, will be subject to the achievement of one or more objective performance goals established by the Compensation Committee, which will be based on the attainment of specified levels of one or any combination of performance goals set forth in the Incentive Plan, or such other goals as may be established from time to time by the Compensation Committee. The performance goals may vary from participant to participant, group to group and period to period.

The performance goals will be set by the Compensation Committee and will comply with the requirements of Section 162(m) of the Code. With respect to a restricted stock award, RSU award, performance award or other share-based award that is subject to the 162(m) provisions of the Incentive Plan, the Compensation Committee may amend, the amount payable pursuant to such award. The Compensation Committee may not waive the achievement of the applicable performance goals, except in the case of the death or disability or as otherwise determined by the Compensation Committee. The Compensation Committee can impose such other restrictions on awards as it may deem necessary or appropriate to ensure that such awards satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code.

Change in Control.  If a participant is terminated without cause or for good reason during the 12-month period following a change in control, all options and stock appreciation rights shall become immediately exercisable with respect to 100% of the shares subject to such options or stock appreciation rights, and/or the applicable restricted period shall expire immediately with respect to 100% of the shares of restricted stock or restricted stock units as of the date of such participants termination. To the extent practicable, any actions taken by the Compensation Committee under the immediately preceding sentence shall occur in a manner and at a time which allows affected participants the ability to participate in the change in control with respect to the shares of Common Stock subject to their awards. In addition, in the event of a change in control, the Compensation Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share of Common Stock received or to be received by other stockholders of the Company in the change in control event. In the case of any option or stock appreciation right with an exercise price (or SAR exercise price in the case of a stock appreciation right) that equals or exceeds the price paid for a share of Common Stock in connection with the change in control, the Committee may cancel the Option or Stock Appreciation Right without the payment of any consideration to the participant. The obligations of the Company under the Incentive Plan shall be binding upon any successor corporation and its affiliates.

Termination of Employment.  Unless otherwise determined by the Compensation Committee or otherwise set forth in each award agreement, stock options will terminate on the date three months following termination of a participant. For other types of awards, the Compensation Committee will determine whether any awards granted in such award agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a participant ceases to be employed by or to provide services to us (including as a director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a participant’s employment or services will be determined by the Compensation Committee, which determination will be final.

Transferability of Awards.  No award and no shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, can be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution. Awards may be exercised during the life of the participant only by the participant or the participant’s guardian or legal representative. Subject to written approval by the Compensation Committee, a participant may assign or transfer a non-qualified stock option to a permitted assignee provided that such permitted assignee will be bound by and subject to all of the terms and conditions of the Incentive Plan and the award agreement. A permitted assignee includes (i) a member of the optionholder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the optionholder’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the optionholder) control the management of assets, and any other entity in which these persons (or the optionholder) own more than 50% of the voting interests; (ii) third parties designated by the Compensation Committee in connection with a program established and approved by the Compensation Committee pursuant to which participants may receive a cash payment or other consideration in consideration for the transfer of a non-qualified stock option; and (iii) such other transferees as may be permitted by the Committee in its sole discretion.

Compliance with Section 409A.  To the extent that the terms of any award held by a participant who is subject to United States Federal income tax requires or permits installment or deferred payment of such award resulting in a “deferral of compensation” within the meaning of Section 409A (a “Section 409A Award”), the award will be subject to additional terms and conditions as provided under the Incentive Plan. These additional terms and conditions of the Incentive Plan are designed to make Section 409A Awards comply with Section 409A and avoid its adverse tax consequences. Generally the Incentive Plan requires that deferral elections and subsequent distributions of deferred compensation must comply with Section 409A.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Compensation Committee may determine.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the Incentive Plan.

As of the date of this prospectus, we have no options or other awards outstanding under the Incentive Plan.

Federal Income Tax Consequences of Awards.  There will be no federal income tax consequences to the participant or us upon the grant of an option under the Incentive Plan. Upon exercise of an option that is not an incentive stock option, a participant generally will recognize ordinary income in an amount equal to (i) the fair market value, on the date of exercise, of the acquired shares; less (ii) the exercise price of the option. We will generally be entitled to a tax deduction in the same amount.

Upon the exercise of an incentive stock option, a participant recognizes no immediate taxable income. Income recognition is deferred until the participant sells the shares. If the option is exercised no later than three months after the termination of the participant’s employment, and the participant does not dispose of the shares acquired pursuant to the exercise of the option within two years from the date the option was granted and within one year after the exercise of the option, the gain on the sale will be treated as long-term capital gain. We are not entitled to any tax deduction with respect to the grant or exercise of incentive stock options, except that if the shares are not held for the full term of the holding period outlined above, the gain on the sale of such shares, being the lesser of: (i) the fair market value of the shares on the date of exercise minus the option price or (ii) the amount realized on disposition minus the exercise price, will be taxed to the participant as ordinary income, and we will generally be entitled to a deduction in the same amount. The excess of the fair market value of the shares acquired upon exercise of an incentive stock option over the exercise price therefor constitutes a tax preference item for purposes of computing the “alternative minimum tax” under the Code.

There will be no federal income tax consequences to either the participant or us upon the grant of a SAR. However, the participant generally will recognize ordinary income upon the exercise of a SAR in an amount equal to the aggregate amount of cash and the fair market value of the shares received upon exercise. We will generally be entitled to a deduction equal to the amount includible in the participant’s income.

There will be no federal income tax consequences to either the participant or us upon the grant of restricted shares until expiration of the restricted period and the satisfaction of any other conditions applicable to the restricted shares. At that time, the participant generally will recognize taxable income equal to the then fair market value for the shares. We will generally be entitled to a corresponding deduction.

There will be no federal income tax consequences to the participant or us upon the grant of RSUs, as defined in the Plan. Participants generally will recognize taxable income at the time when such Awards are paid or settled in an amount equal to the aggregate amount of cash and the fair market value of shares acquired. We will generally be entitled to a deduction equal to the amount includible in the participant’s income.

Effectiveness of the Incentive Plan; Amendment and Termination.  The Incentive Plan became effective on January 29, 2014. The Incentive Plan will remain available for the grant of awards until the tenth anniversary of the effective date. The board may amend, alter or discontinue the Incentive Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval is required for any amendment that would, for example, increase the maximum number of shares available for grants and awards, reduce the price at which options may be granted, change the class of eligible participants, and as otherwise required by law or under stock exchange listing requirements.

RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

In connection with this offering, we have adopted a written related party transaction policy, which covers transactions between us and our directors, executive officers, 5% or greater stockholders and parties related to the foregoing, such as immediate family members and entities they control. The policy will require that any such transaction be considered and approved by our Audit Committee (or a special committee formed for this purposes consisting entirely of independent directors, the “Special Committee”) prior to entry into such transaction. In reviewing such transactions, the policy will require the Audit Committee or the Special Committee to consider all of the relevant facts and circumstances available to the Audit Committee or the Special Committee, including (if applicable) but not limited to the benefits to the Company, the availability of other sources for comparable products or services the terms of the transaction and the terms available to unrelated third parties or to employees generally.

Under the policy, if we should discover related party transactions that have not been approved, the Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Certain Relationships and Related Transactions

Snake River Vineyards, a Washington joint venture is jointly owned by P.J. Taggares Company, a Washington corporation (“PJTCO”) and Taggares Farms, Inc., a Washington corporation and a wholly-owned subsidiary of P.J. Taggares Company (“TFI”). PJTCO is owned by several members of the Taggares family and various estate planning trusts, including Peter. J. Taggares IV, our President, Chief Executive Officer and a Director, and Peter J. Taggares III, a management advisor and holder of 299,519 shares of our common stock. PJTCO and TFI will be paid $29.3 million by us upon the closing of the acquisition in which we will acquire the business and assets of Snake River Vineyards, which is contingent upon and will occur in connection with the completion of this offering. Peter Taggares IV, Peter Taggares III (individually and with his spouse) and Jessica Kay Loera are entitled to receive approximately $737,825, $3.48 million and $737,825 before taxes, respectively, in connection with the acquisition of the business and assets of Snake River Vineyards. Funds received by each of Peter Taggares IV and Jessica Kay Loera will be placed into separate trusts for each of their respective benefit.

T3 Ag Investments, LLC, a Washington limited liability company (“T3 Ag”) is wholly owned by Peter J. Taggares IV, our President, Chief Executive Officer and Director. T3 Ag was formed for the purpose of acquiring the Business and Assets, and has assigned to us its rights under several existing agreements, including the agreements to purchase the Business and Assets. T3 Ag has also advanced to us $288,000, which we have used and will continue to use for legal, advisory, accounting and consulting expenses and employee compensation prior to the completion of this offering. We will repay the amounts borrowed from T3 Ag plus interest at a rate of 4.0% per annum, which is T3 Ag’s borrowing cost, as soon as practicable following completion of this offering out of the proceeds of this offering.

We have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

PRINCIPAL STOCKHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, as of February 25, 2014 and as adjusted to reflect the sale of 7,000,000 shares of common stock in this offering, by (i) each person whom we knew beneficially owned more than 5% of the outstanding shares of our common stock, (ii) each of our directors, and (iii) all of the current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to shares beneficially owned.

		Percentage of the Class Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before This Offering	After This Offering
T3 Ag Investments, LLC(1)(2)	1,477,132	50.9%	14.9%
Peter J. Taggares IV Irrevocable Trust(1)(3)	673,464	23.2	6.8
Peter and Julie Taggares Family Irrevocable Trust(1)	366,865	12.6	3.7
Peter John Taggares III & Sandra Kay Taggares(1)(4)	299,519	10.3	3.0
All directors and executive officers as a group (one person)(5)	2,517,461	86.7	25.4

(1)	The address for each of these beneficial owners is 17855 Washington 124, Burbank, WA 99323.
(2)	T3 Ag Investments, LLC is wholly owned by Peter J. Taggares IV, our President, Chief Executive Officer and director.
(3)	Julie Ann Taggares, wife of Peter J. Taggares IV, is the trustee of the Peter J. Taggares IV Irrevocable Trust, which is for the benefit of certain of Mr. Taggares’ children. Peter J. Taggares IV may be deemed to be the beneficial owner of shares owned by the Peter J. Taggares IV Irrevocable Trust.
(4)	Peter John Taggares III and Sandra Kay Taggares are the father and mother, respectively of Peter J. Taggares IV, our President, Chief Executive Officer and director. Peter J. Taggares III is also an advisor to our management.
(5)	Includes shares held by (a) T3 Ag Investments, LLC, which is wholly owned by Peter J. Taggares IV, our President, Chief Executive Officer and director, (b) Peter J. Taggares IV Irrevocable Trust, of which Peter J. Taggares IV may be deemed to be beneficial owner, and (c) Peter and Julie Taggares Extended Family Irrevocable Trust, of which Peter J. Taggares IV may be deemed to be beneficial owner.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, all with a par value of $0.0001 per share. Following this offering, we will have 9,904,425 shares of common stock and no shares of preferred stock outstanding.

Common Stock

As of February 25, 2014 we had 2,904,425 shares of common stock outstanding, held by eleven stockholders. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the preference in dividend rights of any series of preferred stock that we may issue in the future, the holders of common stock are entitled to receive such cash dividends, if any, as may be declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding up, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of the common stock will be entitled to participate pro rata in all assets that are legally available for distribution.

Other than the rights described above, the holders of common stock have no preemptive subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights and preferences of holders of common stock will be subject to the rights of any series of preferred stock that we may issue in the future.

Preferred Stock

We have never had, and immediately following this offering we will not have, any shares of preferred stock outstanding. Our board of directors, without any further vote or action by our stockholders, has the authority to issue up to an aggregate of 10,000,000 shares of preferred stock from time to time, in one or more classes or series or shares, on terms that it may determine, including among other things:

•	its dividend rate;
•	its liquidation preference;
•	whether or not the shares will be convertible into, or exchangeable for, any other securities; and
•	whether or not the shares will have voting rights, and, if so, determine the extent of the voting powers and the conditions under which the shares will vote as a separate class.

We believe that our board of directors’ ability to issue preferred stock on such a wide variety of terms will enable the Preferred Stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, our board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by our board of directors likely to support our current management in a context for control of us, either as a precautionary measure or in response to a specific takeover threat. We have no current plans to issue preferred stock for any purpose.

2014 Equity Incentive Plan

Our Incentive Plan currently authorizes the grant of up to 310,065 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with incentive and non-qualified stock option grants, restricted stock awards, and SARs. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plan. As of the date of this prospectus, there are no options or other awards outstanding under our Incentive Plan.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “Interested Stockholder” did own, 15% or more of the corporation’s voting stock.

The existence of this provision may have an anti-takeover effect with respect to transactions the Company’s board of directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

These provisions of Delaware law and the Certificate of Incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Company’s Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

In addition, our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our bylaws which could delay, defer or prevent a change in control.

Further, our bylaws and certificate of incorporation provide that:

•	our board of directors is divided into three classes, with each class serving a staggered three-year term;
•	the removal of directors by stockholders may be only for cause and by a vote of at least a majority of the voting power of the issued and outstanding capital stock;

•	our stockholders are prevented from acting by written consent are prevented from calling special meetings unless certain specific conditions are met; and
•	our stockholders must give advance notice to propose business at an annual meeting of stockholders or director nominations at annual or special stockholder meetings.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is VStock Transfer, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

Upon completion of the offering, we expect to have 9,904,425 shares of common stock outstanding. This number assumes no exercise of the underwriters’ over-allotment option. We expect to have 10,954,425 shares of common stock outstanding if the underwriters’ over-allotment is exercised in full. Of these shares, the 7,000,000 shares of common stock sold in this offering (8,050,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act.

Outstanding Restricted Stock

The remaining 2,904,425 outstanding shares of common stock are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of six months after completion of this offering, without the prior written consent of ROTH Capital Partners, the representative of the underwriters, subject to certain limited exceptions. After the expiration of the lock-up period, all of the outstanding restricted shares subject to the lock-up may be sold in the public market pursuant to Rule 144.

Under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their shares provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale; (ii) we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for at least 90 days before the sale; and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of:

•	1% of the total number of shares of the same class then outstanding, which will equal approximately 99,044 shares immediately after this offering; or
•	the average weekly trading volume of such shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales under Rule 144 by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Stock Options

Not earlier than 90 days after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our Incentive Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. A total of 310,065 shares are reserved for issuance under our Incentive Plan. As of the date of this prospectus, we have not granted any options or awards under our Incentive Plan. The Form S-8 registration statement will become effective immediately upon filing.

UNDERWRITING

ROTH Capital Partners is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. In connection with this offering and subject to certain terms and conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares of Common Stock
ROTH Capital Partners, LLC
Total	7,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The underwriters are offering the shares of common stock when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the Securities and Exchange Commission.

The representative of the underwriters has advised us that the underwriters propose to offer our shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $    per share. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $    per share. After completion of the public offering of the shares of common stock, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

The underwriters have informed us that they do not expect to confirm sales of our shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

We have been advised by the representative of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 1,050,000 shares of common stock, on the same terms as the other shares of common stock being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the shares of common stock that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $    , $    and $    , respectively.

Stabilization

The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the representative for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.
•	Short sales and over-allotments occur when the representative, on behalf of the underwriting syndicate, sells more of our shares of common stock than it purchases from us in this offering. To cover the resulting short position, the representative may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will make available a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.
•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the representative on behalf of the underwriters in order to reduce a short position incurred by the representative.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the NASDAQ Capital Market or otherwise.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Underwriters’ Compensation

We have agreed to sell the shares of common stock to the underwriters at the initial offering price of $    per share, which represents the initial public offering price of the shares of common stock set forth on the cover page of this prospectus less the     % underwriting discount.

We have also agreed to reimburse Roth Capital Partners, LLC for certain out-of-pocket expenses incurred by them, including fees and disbursements of their counsel up to an aggregate of $160,000, with respect to this offering.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $       .

The following table summarizes the underwriting discount we will pay to the underwriters and the non-accountable expense allowance we will pay to the representative of the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$	$

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders, which represent in the aggregate 100% of our currently outstanding shares of common stock, have agreed to a 180-day “lock-up” from the effective date of this prospectus of shares of common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding convertible securities and options and options which may be issued. This means that, for a period of 180 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the underwriters. The lock-up period described in the preceding paragraph will be extended if we cease to be an “emerging growth company” at any time prior to the expiration of the lock-up period and if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the representative underwriter.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. The public offering price of the shares of common stock offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the shares of common stock were:

•	our history and our prospects;
•	the industry in which we operate;
•	the status and development prospects for our products and services;
•	the previous experience of our executive officers; and
•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares of common stock can be resold at or above the public offering price or that an active trading market for our common stock will develop and continue after this offering.

Listing

The Company has applied to list the common stock on the NASDAQ Capital Market, subject to notice of issuance, under the symbol “TAG.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for the Company by Summit Law Group, PLLC, Seattle, Washington. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dickinson Wright PLLC, Troy, Michigan.

EXPERTS

The financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Peterson Sullivan LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the shares of common stock offered by this prospectus, we have filed a registration statement on Form S-1 under the Securities Act of 1933 with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our shares of common stock, and us, you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits without charge at the Securities and Exchange Commission’s public reference facilities, Room 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

SNAKE RIVER VINEYARDS, J.V.

YEARS ENDED NOVEMBER 30, 2013 AND 2012

EXPLANATORY NOTE

The issuer of the shares of common stock being offered by this prospectus, Taggares Agriculture Corp., a Delaware corporation, was formed in January 2014 and will begin operations following its acquisition of Snake River Vineyards following the completion of this offering. Due to the timing of the acquisition transaction, resulting in Taggares Agriculture Corp. owning all or substantially all of the business and assets of Snake River Vineyards, the financial statements of Snake River Vineyards are presented rather than Taggares Agriculture Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Snake River Vineyards, J.V.
Burbank, Washington

We have audited the accompanying balance sheets of Snake River Vineyards, J.V. (“the Company”) as of November 30, 2013 and 2012, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snake River Vineyards, J.V. as of November 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ PETERSON SULLIVAN LLP
Seattle, Washington
February 24, 2014

SNAKE RIVER VINEYARDS, J.V.

BALANCE SHEETS
NOVEMBER 30, 2013 AND 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$33,721	$66,192
Trade Receivables	1,320,107	2,137,986
Inventory	2,083,132	2,902,117
Prepaid Expenses and Other	63,569	62,504
Total Current Assets	3,500,529	5,168,799
Land and Water Rights	4,505,000	4,505,000
Property and Equipment, Net	1,410,227	1,648,980
Other Assets	53,473	34,533
TOTAL ASSETS	$9,469,229	$11,357,312
LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Accounts Payable, Trade	$33,923	$208,268
Advances from Customers on Inventory Pools	717,300	1,188,986
Accrued Liabilities	76,187	157,900
Related Party Payable	25,000	77,232
Current Maturities of Note Payable	1,489,027	1,410,389
Total Current Liabilities	2,341,437	3,042,775
LONG-TERM LIABILITIES
Note Payable, Less Current Maturities	—	1,489,027
TOTAL LIABILITIES	2,341,437	4,531,802
COMMITMENTS AND CONTINGENICIES
MEMBERS' EQUITY	7,127,792	6,825,510
TOTAL LIABILITIES AND MEMBERS' EQUITY	$9,469,229	$11,357,312

SNAKE RIVER VINEYARDS, J.V.

STATEMENTS OF INCOME
YEARS ENDED NOVEMBER 30, 2013 AND 2012

	2013	2012
NET SALES	$7,678,382	$9,918,659
COST OF SALES	5,875,819	4,777,330
GROSS PROFIT	1,802,563	5,141,329
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	153,589	165,853
INCOME FROM OPERATIONS	1,648,974	4,975,476
OTHER INCOME (EXPENSE)
Interest Expense	(108,017)	(184,867)
Other	(1,008)	(1,355)
Total Other Expense	(109,025)	(186,222)
NET INCOME	$1,539,949	$4,789,254

SNAKE RIVER VINEYARDS, J.V.

STATEMENTS OF MEMBERS’ EQUITY
YEARS ENDED NOVEMBER 30, 2013 AND 2012

Total Members' Equity
BALANCE – DECEMBER 1, 2011	$3,366,720
Contributed Capital	30,000
Distributions	(1,360,464)
Net Income	4,789,254
BALANCE – NOVEMBER 30, 2012	6,825,510
Contributed Capital	30,000
Distributions	(1,267,667)
Net Income	1,539,949
BALANCE – NOVEMBER 30, 2013	$7,127,792

SNAKE RIVER VINEYARDS, J.V.

STATEMENTS OF CASH FLOWS
YEARS ENDED NOVEMBER 30, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,539,949	$4,789,254
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	308,670	300,619
(Increase) Decrease in Assets:
Trade Receivables	817,879	(1,733,943)
Inventories	818,985	(901,779)
Prepaid Expenses and Other	(1,065)	28,699
Other Assets	(25,786)	(52)
Increase (Decrease) in Liabilities:
Accounts Payable, Trade	(174,345)	(55,134)
Advances from Customers on Inventory Pools	(471,686)	312,546
Accrued Liabilities	(81,713)	(504)
Net Cash Provided by Operating Activities	2,730,888	2,739,706
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	(63,071)	(99,513)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on Long-Term Debt	(1,410,389)	(1,335,904)
Borrowings from (Payments to) Related Parties	(52,232)	77,232
Member Contributions	30,000	30,000
Member Distributions	(1,267,667)	(1,360,464)
Net Cash Used by Financing Activities	(2,700,288)	(2,589,136)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,471)	51,057
Cash and Cash Equivalents – Beginning of Year	66,192	15,135
CASH AND CASH EQUIVALENTS – END OF YEAR	$33,721	$66,192
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$140,338	$215,481

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2013 AND 2012

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Snake River Vineyards, J.V. (the Company) is an agribusiness company founded and based in Burbank, Washington, committed to responsibly using and managing approximately 3,200 acres of land, water resources and other assets. The Company’s current operations consist of the production and sale of concord grapes and apples of several varieties. The Company’s water resources include water rights, including usage rights and pumping rights, to the water in the Snake River. The cost of the water rights is included with land.

Basis of Accounting

Through November 30, 2013, the Company was included in the consolidated financial statements of the P. J. Taggares Company. The financial statements presented herein are of the Company on a stand-alone basis.

For purposes of stand-alone financial statement presentation, the Company’s 2013 and 2012 financial statements include an allocation of corporate expenses representing the utilization of services received from the consolidated group of companies to which the Company belonged. Amounts recorded of $30,000 per year for 2013 and 2012 include an allocation of actual expenses incurred for general and administrative expenses, consisting primarily of salaries and other employee related costs, office rent and other general and administrative expenses.

Management believes these allocations to reasonably present the results of operations and cash flows of the Company. However, the financial statements may not be indicative of those that would have been realized had the Company operated as an independent stand-alone entity for the periods presented. Had the Company operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company periodically evaluates the estimates. The estimates are based on current and expected economic conditions, historical experience and various other specific assumptions that the Company believes to be reasonable.

Revenue Recognition

Revenue and related costs are recognized in the statements of income when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and title has transferred, (iii) selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Grapes — Revenue from the sale of grapes to third parties is recorded when title is passed, the price is fixed and determinable and collectability is reasonably assured, which is typically when the grapes are delivered to the Company’s customer. The Company sold substantially all of its grape production to one customer during the years ended November 30, 2013 and 2012.

In 2007, the Company entered into a contractual agreement with the one customer to sell the entire grape yield produced by the Company each crop year for five consecutive years starting with crop year 2007. After the initial contract term, the contract automatically renews for successive two year terms unless terminated by either party. The second contract term ended on December 31, 2013.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2013 AND 2012

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Apples — The Company’s arrangements for sales of its apples with its third-party packing sheds are such that the Company is the producer and supplier of the apples and the third-party packing sheds are the Company’s customers. The sales price related to the apples delivered to the third-party packing sheds is determined based on the volume and quality of the apples delivered, the third-party packing sheds resale price for such apples, less the packing sheds’ charges to pack and market the apples. The Company bears inventory risk and retains certain pricing power until the product is packed, marketed and the inventory pools are sold to third-party customers of the packing sheds. Revenue is recognized upon inventory pool settlement, which is when title has transferred and the selling price is fixed and determinable. This is typically in the year subsequent to delivery of the apples to the packing sheds. During the years ended November 30, 2013 and 2012, the Company recognized revenues of $5,023,306 and $3,444,331, respectively, related to the inventory delivered to packing sheds in prior years.

The third-party packing shed charges are recorded as a reduction of revenue based on the application of specific authoritative revenue recognition guidance entitled “Vendor’s Income Statement Characterization of Consideration Given to a Customer”. The identifiable benefit the Company receives from the third-party packing sheds for packing and marketing services cannot be sufficiently separated from the third-party packing sheds’ purchase of the Company’s products. In addition, the Company is not able to reasonably estimate the fair value of the benefit received from the third-party packing sheds for such services and as such, these costs are characterized as a reduction of revenue in the Company’s statement of income.

Revenue from crop insurance proceeds is recorded when the amount of and the right to receive the payment can be reasonably determined. The Company recorded revenue from crop insurance proceeds of $8,672 and $1,965,244 related to grapes during the years ended November 30, 2013 and 2012, respectively.

Major Customers

The Company had sales transactions with four major customers which accounted for approximately 100 percent and 77 percent of its gross sales for the years ended November 30, 2013 and 2012, respectively.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash and cash equivalents to include cash and investments with an original maturity date of three months or less. Cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation at various times during the year. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risks on cash deposits.

Trade Receivables

Trade receivables are carried at the original invoice amount and are written off to expense in the period in which they are determined to be uncollectible. The Company provides for an allowance for doubtful trade receivables equal to the estimated uncollectible amounts. Management determines the uncollectibility of accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Recoveries of trade receivables previously written off are recorded when received. As of November 30, 2013 and 2012, no allowance was deemed necessary.

As of November 30, 2013 and 2012, there was one customer which accounted for approximately 99 percent and 100 percent, respectively, of the outstanding trade receivables.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2013 AND 2012

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Inventories

Unharvested crop inventory — Costs of growing crops are accumulated until the time of harvest and are reported as inventory at the lower of cost or market value. Growing crop costs include labor, seed, fertilizer, water supply, equipment and other expenses directly related to growing crops. As of November 30, 2013 and 2012, costs of unharvested crops included in inventory were $17,912 and $-0-, respectively.

Harvested crop inventory — Harvested crop inventory includes costs accumulated during the growing phase plus harvesting costs and are stated at the lower of those costs or the estimated net realizable value. Fruit delivered to third-party packing sheds or fruit marketers is included in the Company’s inventory until such time as title to the fruit has passed and the sales price is fixed or determinable. The sales price is fixed once inventory pools that include the Company’s fruit are sold to third-party customers of the packing sheds or fruit marketers. The cost of the Company’s apple inventory that had been delivered to packing sheds but for which title had not passed and for which the price was not fixed or determinable was $2,065,220 at November 30, 2013 and $2,902,117 at November 30, 2012.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

Costs of planting and developing vineyards and orchards are capitalized until they become commercially productive. Planting costs consist primarily of the costs to purchase and plant nursery stock. Development costs consist primarily of maintenance costs of orchards and vineyards, such as cultivation, pruning, irrigation, spraying, and fertilization during the development period. The Company ceases the capitalization of costs and commences depreciation when the orchards and vineyards become commercially productive.

Depreciation is determined using the straight-line method over the estimated useful lives of the various classes of depreciable assets.

The estimated useful life for property and equipment is as follows:

Buildings	10 – 20 years
Equipment	3 – 10 years
Vehicles	1 – 3 years
Vineyards and Orchards	10 – 25 years

Long-Lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell. As of November 30, 2013 and 2012, long-lived assets are not considered to be impaired.

Advances from Customers on Inventory Pools

The Company delivers apples to the third-party packing sheds after harvest and the third-party packing sheds package and market the inventory. The Company receives periodic advances from the third-party packing sheds based on the volume of delivered fruit at contractual rates. These advances are recorded as a liability until the apple inventory pools are sold and settled by the third-party packing sheds and revenue is recognized by the Company.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2013 AND 2012

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Sales Tax

The Company is exempt from sales tax due to the nature of the Company’s sales transactions.

Federal Income Taxes

All tax effects of the Company’s income or loss are passed through to the members individually; thus, these financial statements include no income tax expense or benefit for the Company.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that would jeopardize the entity’s status as a pass-through entity. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010.

NOTE 2  PROPERTY AND EQUIPMENT

Property and equipment, recorded at cost, consisted of the following at November 30:

	2013
	Cost	Accumulated Depreciation	Net Book Value	Depreciation
Buildings	$116,117	$79,928	$36,189	$3,708
Equipment	1,600,492	1,495,259	105,233	27,952
Vehicles	243,264	193,909	49,355	39,644
Vineyards and Orchards	11,082,239	9,907,730	1,174,509	230,520
Construction in Progress	44,941	—	44,941	—
Total	$13,087,053	$11,676,926	$1,410,227	$301,824

	2012
	Cost	Accumulated Depreciation	Net Book Value	Depreciation
Buildings	$116,117	$76,220	$39,897	$3,708
Equipment	1,581,594	1,467,307	114,287	31,765
Vehicles	206,869	154,265	52,604	23,423
Vineyards and Orchards	11,082,239	9,677,210	1,405,029	233,225
Construction in Progress	37,163	—	37,163	—
Total	$13,023,982	$11,375,002	$1,648,980	$292,121

Depreciation expense for the years ended November 30, 2013 and 2012 was $301,824 and $292,121, respectively.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2013 AND 2012

NOTE 3  LONG-TERM DEBT

Long-term debt consisted of the following as of November 30:

	2013	2012
*Note Payable, $775,363 Payable Semi-Annually, Including Interest Fixed at 5.50%, Maturity Date of June 30, 2014. The Loan is Collateralized by a Mortgage on Land, Irrigation Equipment, Plantings in Washington State, and the Ice Harbor Irrigation Co. Water Rights	$1,489,027	$2,899,416
Less: Current Maturities	(1,489,027)	(1,410,389)
Total Long-Term Debt	$—	$1,489,027

Interest expense on the long-term debt for the years ended November 30, 2013 and 2012, was $108,017 and $184,209, respectively.

*	The above note is due from the Company and the following related parties: P.J. Taggares Company, Janet Taggares, Peter J. Taggares III, Sandra Taggares and the Estate of Peter J. Taggares. The debt was recorded by the Company and is secured by the Company’s assets and thus is being reported at the full outstanding value on the Company’s balance sheets as of November 30, 2013 and 2012.

NOTE 4  LEASES

On July 1, 1999, the Company entered into a ten-year lease agreement with a related party for irrigated farmland in Walla Walla County, Washington. The lease was extended for an additional ten-year term on June 29, 2009. The lease commenced on July 1, 2009 and ends on June 30, 2019. The minimum monthly payment is $300 per acre of irrigated farmland with 140.95 acres being leased per the lease agreement for a total yearly payment of $42,285 due July 1st each year. Additional amounts are also paid under the lease agreement for operating expenses, property taxes, etc.

The following is a schedule of future minimum rental payments required under the long-term leases:

Year Ending November 30,	Amount
2014	$42,285
2015	42,285
2016	42,285
2017	42,285
2018	42,285
Thereafter	42,285
Total	$253,710

Rent expense for the years ended November 30, 2013 and 2012 was $42,285 and $42,285, respectively.

NOTE 5  RELATED-PARTY TRANSACTIONS

The Company custom-farms 20 acres of Fuji apples for an informal partnership of Janet Taggares, Marcia Crigler and P.J. Taggares Company, all related parties. The Company farms the land and the related expenses are netted against future apple receipts which are then remitted to the related parties. The related farming expenses were $43,895 and $111,180 for the years ended November 30, 2013 and 2012, respectively.

The Company custom-farms 11 acres of Fuji apples for Marcia Crigler, a related party. The Company farms the land and the related expenses are netted against future apple receipts which are then remitted to the related parties. The related farming expenses were $21,920 and $77,691 for the years ended November 30, 2013 and 2012, respectively.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2013 AND 2012

NOTE 5  RELATED-PARTY TRANSACTIONS  – (continued)

As of November 30, 2013 and 2012, there was $0 and $77,232 due under these arrangements, respectively.

NOTE 6  CONTINGENCIES

The Company submitted two crop insurance claims after November 30, 2013 in the amounts of $300,000 for apples and $250,000 for concord grapes. The Company expects to receive the amounts that were submitted under the insurance claims. No amounts have been recorded as receivables as of year end because the amount of claims that may be received was not reasonably determinable at that date.

NOTE 7  SUBSEQUENT EVENTS

The Company entered into an agreement to sell substantially all of its real property, water and other rights related to the real property, equipment and business operations (“Business and Assets”) for $29.3 million. The purchase and sale of the Business and Assets is contingent upon completion of a public offering by the acquirer.

Subsequent events have been evaluated through February 24, 2014, which is the date the financial statements were available to be issued.

7,000,000 Shares

PROSPECTUS

ROTH Capital Partners

          , 2014

Until , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered, other than the underwriters’ non-accountable expense allowance. Except for the SEC registration fee and FINRA filing fee, the amounts listed below are estimates:

Nature of Expense	Amount
SEC registration fee	$
FINRA filing fee
NASDAQ listing fee
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and transfer agent fees and related expenses		*
Miscellaneous expenses		*
Total	$	*

*	Estimated

Item 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our bylaws provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the Delaware General Corporation Law, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of our certificate of incorporation or bylaws.

We have entered into, or will enter into in connection with the completion of this offering, indemnification agreements with each of our directors and our executive officers. These agreements provide or will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our certificate of incorporation and bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Sales of Unregistered Securities

The registrant has issued without registration the following securities since its inception on January 10, 2014:

In January 2014, pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act, the registrant issued 2,904,425 shares of common stock to T3 Ag Investments, LLC, Peter John Taggares IV Irrevocable Trust, Peter and Julie Taggares Extended Family Irrevocable Trust, Joseph Gregory Brandenburg, Kyle Matthew Siever, Peter John Taggares III & Sandra Kay Taggares, Gregory Armatrout, Derrick Stricker and Jason Schlegal. The Section 4(a)(2) exemption was predicated on the fact that the sale was made only to sophisticated investors who were familiar with the business of the registrant and who, through their familial and business relationships with the registrant and its President and Chief Executive Officer, had access to business and financial information about the registrant. Appropriate legends were placed on the share certificates.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Snake River Vineyards, dated November 25, 2013
2.2*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Bubby T, LLC, dated November 25, 2013
3.1*	Registrant’s Certificate of Incorporation
3.2*	Registrant’s Bylaws
4.1*	Form of Common Stock Certificate
5.1*	Form of Opinion of Summit Law Group, PLLC
10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2*+	Taggares Agriculture Corp. 2014 Equity Incentive Plan and forms of stock option agreements
10.3*+	Employment Agreement between the Registrant and Peter J. Taggares IV
10.4*+	Employment Agreement between the Registrant and Catherine M. Campbell
10.5*+	Employment Agreement between the Registrant and Jose Contreras
10.6*	Non-binding Letter of Intent of Valicoff Fruit Company, Inc. dated February 20, 2014
10.7*	Amended and Restated Agreement between Snake River Vineyards and Tree Top, Inc. effective February 1, 2014
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Peterson Sullivan LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Summit Law Group, PLLC (included in Exhibit 5.1)

*	Filed herewith
**	To be filed by amendment
+	Indicates management contract or compensatory plan.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) To provide to the underwriters at the closing specified in the Underwriting Agreement, Certificates in such denominations and registered in such names, as required by the underwriter to permit prompt delivery to each purchaser.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) For the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4) To provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names, as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the         day of           , 2014.

TAGGARES AGRICULTURE CORP.

By:	Peter J. Taggares IV President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Peter J. Taggares IV	President, Chief Executive Officer and Director (Principal Executive Officer)
Catherine M. Campbell	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

Index To Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Snake River Vineyards, dated November 25, 2013.
2.2*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Bubby T, LLC, dated November 25, 2013.
3.1*	Registrant’s Certificate of Incorporation.
3.2*	Registrant’s Bylaws.
4.1*	Form of Common Stock Certificate.
5.1*	Form of Opinion of Summit Law Group, PLLC.
10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2*+	Taggares Agriculture Corp. 2014 Equity Incentive Plan and forms of stock option agreements.
10.3*+	Employment Agreement between the Registrant and Peter J. Taggares IV.
10.4*+	Employment Agreement between the Registrant and Catherine M. Campbell.
10.5*+	Employment Agreement between the Registrant and Jose Contreras.
10.6*	Non-binding Letter of Intent of Valicoff Fruit Company, Inc. dated February 20, 2014.
10.7*	Amended and Restated Agreement between Snake River Vineyards and Tree Top, Inc. effective February 1, 2014.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Peterson Sullivan LLP, Independent Registered Public Accounting Firm.
23.2**	Consent of Summit Law Group, PLLC (included in Exhibit 5.1).

*	Filed herewith.
**	To be filed by amendment.
+	Indicates management contract or compensatory plan.